ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(the “Company” or “Endeavour”)

Suite #301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
Phone: (604) 685-9775
Fax: (604) 685-9744

Dated: March 28, 2013

ITEM 1:             PRELIMINARY NOTES

1.1       Incorporation of Documents by Reference

All financial information in this Annual Information Form (“AIF”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as announced by the International Accounting Standards Board.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Endeavour. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com
NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico	December 15, 2012	April 2, 2013	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report on the Resource and Reserve Estimates for the Bolañitos Mine Project (formerly the Guanajuato Mines Project), Guanajuato State, Mexico	December 15, 2012	April 2, 2013	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report and updated Resource and Reserve Estimate for the El Cubo Mines , Guanajuato State, Mexico	June 1, 2012	August 30, 2012	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project, Jalisco State, Mexico	December 15, 2012	April 2, 2013	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)

References to “the Company”, “Endeavour” or “Endeavour Silver” are to Endeavour Silver Corp. and where applicable and as the context requires, include its subsidiaries.

1.2       Date of Information

All information in this AIF is as of December 31, 2012 unless otherwise indicated.

1.3       Forward-Looking Statements

This Annual Information Form contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.

Endeavour Silver Corp.

These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Statements concerning reserves and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
  risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to governmental regulations and obtaining necessary licenses and permits;
  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to our ability to successfully integrate acquisitions;
  uncertainty in our ability to obtain necessary financing;
  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
  risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Endeavour Silver Corp.

1.4       Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated. References to “CDN$” are to Canadian dollars.

1.5       Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended November 14, 2004 and November 27, 2010.

1.6       Cautionary Note to U.S. Investors concerning Estimates of Measured, Indicated and Inferred Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Endeavour Silver Corp.

ITEM 2:             CORPORATE STRUCTURE

2.1       Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd”. Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. On September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the British Columbia Business Corporations Act (British Columbia) and increased its authorized share capital to unlimited common shares without par value.

The Company’s principal business office is located at:

Suite 301 - 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

and its registered and records office is located at:

19th Floor, 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3H4

2.2       Subsidiaries

The Company conducts its business primarily in Mexico through subsidiary companies. The following table lists the material subsidiaries, jurisdiction of incorporation and % ownership held.

Name of Company	Incorporated	% held

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100
Endeavour Capital S.A. de C.V. SOFOM ENR	Mexico	100
Minera Plata Adelante, S.A. de C.V.	Mexico	100
Minera Santa Cruz Garibaldi S.A. de C.V.	Mexico	100
Refinadora Plata Guanacevi, S.A. de C.V.	Mexico	100
Mina Bolañitos S.A de C.V.	Mexico	100
Compania Minera del Cubo S.A. de C.V.	Mexico	100
Aurico Gold GYC S.A. de C.V.	Mexico	100
Minera Plata Carina S.P.A.	Chile	100
MXRT Holdings Inc.	Canada	100

ITEM 3:             GENERAL DEVELOPMENT OF THE BUSINESS

3.1       Three Year History

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Chile.

Endeavour Silver Corp.

Guanacevi Mines

In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately US$4 million to the vendors and incurring $1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest was purchased through the payment of a further $3 million by instalments. The purchase of the remaining 49% of the mill facility was completed in July 2006 and the purchase of the remaining 49% of the mining assets was completed in January 2008.

Under the option interest agreement, a scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash. Further to a negotiated early buy-out of the minority shareholders, the Company acquired the remaining shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”), which owned 49% of the Santa Cruz silver-gold mine in May 2007 by the issue of 1,350,000 shares of the Company with a fair market value of $5.04 per share. The value of 1,350,000 shares reflected the minority shareholders’ earnings to May 2007, the 2008 option payment of $638,000 that was to be made in January 2008, and projected 2007 mine earnings.

The Company elected to accelerate the buy-out in order to streamline the mining operations and facilitate additional capital investments for the mine development program.

Bolañitos Mines (formerly referred to as Guanajuato Mines)

In February 2007, the Company acquired the right to purchase the exploitation contracts to the producing Unidad Bolañitos silver (gold) mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico from Minas de la Luz SA de CV ("MdlL") for $3.4 million, comprised of $2.4 million in cash and $1.0 million in common shares of the Company. On April 30, 2007 the Company completed the acquisition by paying $2.4 million in cash and issuing 224,215 common shares priced at $4.46 per share.

In April 2007 the Company entered into an agreement with two subsidiaries of Industrial Peñoles S.A. de C.V. (“Peñoles”) to purchase all of the Guanajuato property and plant assets for 800,000 common shares of the Company and a share purchase warrant exercisable for an additional 250,000 common shares at CDN$5.50 per share within a two year period. The acquisition was completed on May 30, 2007 and the Company has a 100% interest in the Bolañitos Mines, free and clear of any royalties. The share purchase warrant expired on May 30, 2009 unexercised.

The Guanacevi Mines Project and the Bolañitos Mines Project have been the primary focus of business activity for the last 3 years with the Guanacevi Mines Project the primary focus for the preceding 2 years.

El Cubo Mines

On July 13, 2012, the Company completed the acquisition of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries: Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”).

As a result of the acquisition, the Company now owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometres (km) from Endeavour's operating Bolañitos silver-gold mine in the northwest part of the Guanajuato district.

Endeavour Silver Corp.

The El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 metres wide.

El Cubo has been viewed as a low grade, high cost mining operation, similar to both the Guanacevi and Bolañitos mines before they were acquired by Endeavour. Endeavour sees strong potential to turn El Cubo into a high grade, low cost, long life underground mine because the new reserve grades for silver and gold at El Cubo are 78% and 51% higher respectively compared to the current production grades, and because of Endeavour’s experience at discovering new high grade ore-bodies, developing them on fast-tracks into production and turning around both production tonnes and ore grades at Guanacevi and Bolañitos.

Endeavour’s new mine plan will focus initially on maintaining the current tonnage throughput at El Cubo at 1,000-1,200 tonnes per day (tpd) while progressively increasing the production grades closer to the reserve grades over the next 4 to 6 quarters by steadily reducing ore dilution. A new operating site management team was hired in Q3, 2012 and several new initiatives to reduce dilution and increase grades are underway.

Guadalupe y Calvo is an advanced gold-silver exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua. The acquisition of the Guadalupe y Calvo project gives Endeavour 100% control of 9 mineral concessions covering 54,872 hectares. Guadalupe y Calvo contains the historic Rosario mine with past production of 2 million oz gold and 28 million oz silver.

Guadalupe y Calvo is a classic gold-silver epithermal district. Based on mineralogy and alteration, gold-silver mineralization is of the low-sulphidation epithermal, quartz-adularia type. The system contains quartz veins, breccias and stockworks hosting economically significant gold and silver mineralization.

The project’s main structural feature is the Rosario fault complex. This regional mineralized structure has been traced for more than 6 km and mineralized zones within this fault complex attain widths of up to 80 metres. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 metres thick.

See Item 4.4 for further details.

Three Year History

2013 to Present

On February 25, 2013 the Company released updated NI 43-101 Reserve and Resource estimates as at December 15, 2012 for its active silver mining and exploration projects in Mexico, the Guanacevi Mines, the Bolañitos Mines, the San Sebastian Project and the Guadelupe y Calvo Project. Endeavour achieved its ninth consecutive year of combined reserve and resource growth in 2012.

2012
Endeavour recorded its seventh consecutive year of growing sales revenue and mine operating cash-flow in 2012 (during fiscal 2005 no revenue was reported as the Company held only an option to purchase the Guanacevi project at that time). During 2012, increased production drove sales 63% higher to $208.0 million and increased mine operating cash-flow 32% to $114.4 million over the previous year. Direct operating costs rose as a result of a competitive labour market, decreasing ore grades and the acquisition of the high cost El Cubo mine. However, 2012 was the Company’s best financial performance yet, with EBITDA climbing to $90.5 million and earnings per share of $0.45.

Endeavour Silver Corp.

Endeavour reported its seventh consecutive year of growing silver and gold production for 2012, increasing silver production by 20% to 4,485,476 oz silver and gold production by 77% to 38,687 oz gold over the previous year. The Company successfully completed the 2012 Bolañitos plant expansion program on budget, increasing the plant capacity to facilitate the increased mine production that resulted from the discovery of the Daniela, Karina and Lana veins in 2011.

In early 2012, the Company released an updated 43-101 Reserve and Resource estimate as at December 31, 2011 for its active silver mining and exploration projects in Mexico. Endeavour achieved its eighth consecutive year of combined reserve and resource growth. New high grade silver-gold discoveries were made in both Guanacevi and Bolañitos, thereby confirming once again the prolific exploration potential of these two historic mining districts.

On July 13, 2012, the Company completed the acquisition of Mexgold, the indirect 100% owner of the El Cubo mine and the Guadelupe y Calvo exploration project.

El Cubo has been viewed as a low grade, high cost mining operation, similar to both the Guanacevi and Bolañitos mines before they were acquired by Endeavour. Endeavour sees strong potential to turn El Cubo into a high grade, low cost, long life underground mine because the new reserve grades for silver and gold at El Cubo are 78% and 51% higher respectively compared to the current production grades, and because of Endeavour’s experience at discovering new high grade ore-bodies, developing them a fast-track into production, and increasing production tonnes and ore grades at Guanacevi and Bolañitos. Endeavour has outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources. Management believes the El Cubo mine property has good exploration potential for the discovery of both new mineralized veins as well as new ore-bodies within known veins. Endeavour plans more than 50,000 metres of core drilling over the next 2 years to test several high priority exploration targets and identify new targets.

In 2012, the Company continued to emphasize its primary focus on safety, as demonstrated by over 255,600 hours of personnel training. Safety and mine rescue training programs are held regularly at both operations and the direct results are safer working environments. The Company reduced lost time accidents, despite increased man-hours.

The Company used its strong financial position to acquire the El Cubo mine to improve the long term prospects of the Company. As a result, the Company entered into a $75 million, 3 year credit facility with Scotiabank to ensure the Company has access to sufficient funds to meet its 2013 development plan.

2011
Endeavour recorded its sixth consecutive year of growing sales revenue and mine operating cash-flow in 2011 (during fiscal 2005 no revenue was reported as the Company held onlyan option to purchase the Guanacevi project at that time). During 2011, escalating prices and increased production drove sales 48% higher to $128.0 million and increased mine operating cash-flow 92% to $86.4 million over the previous year. Direct operating costs rose slightly as a result of a competitive labour market, however the significant appreciation in silver and gold prices allowed the Company’s operating margins to rise for the fourth straight year, culminating in the Company’s best financial performance yet, with EBITDA climbing to $52.9 million and earnings per share of $0.23. Management also elected to hold a substantial inventory balance accumulating $36 million of silver and gold bullion at the end of the year.

Endeavour reported its seventh consecutive year of growing silver and gold production for 2011, increasing silver production by 14% to 3,730,128 oz silver and gold production by 23% to 21,810 oz gold over the previous year. The Company successfully completed the 2011 Bolañitos plant expansion program on budget, increasing the plant capacity to facilitate the increased mine production that resulted from the discovery of the Lucero South zone in 2009.

In early 2011, the Company released an updated 43-101 Reserve and Resource estimate as at December 31, 2010 for its active silver mining and exploration projects in Mexico. Endeavour achieved its seventh consecutive year of combined reserve and resource growth in 2011. New high grade silver-gold discoveries were made in both Guanacevi and Bolañitos, thereby confirming the prolific exploration potential of these two historic mining districts. The discovery of the Daniela vein in the Lucero South zone will significantly increase future production and allow the plant throughput to attain its designed capacity.

Endeavour Silver Corp.

In 2011, the Company continued to emphasize its primary focus on safety, as demonstrated by over 46,800 hours of personnel training. Safety and mine rescue training programs were held regularly at both operations and resulted in safer working environments. The Company reduced lost time accidents, despite increased man-hours.

The Company’s financial position continued to improve with the operating growth, higher margins and resource growth. In addition to organic growth the Company raised an additional $19.9 million by issuing 6,658,328 common shares pursuant to the exercise of options and warrants during the year. The Company’s continuous growth, improved position and outlook resulted in the Company graduating the listing of its common shares from the NYSE MKT (formerly known as the NYSE Amex, “NYSE MKT”) to the NYSE as of March 14, 2011.

2010

Endeavour recorded its fifth consecutive year of growing sales revenue and mine operating cash-flow in 2010 (during fiscal 2005 no revenue was reported as the Company held only an option to purchase the Guanacevi project at that time). During 2010, escalating prices and increased production drove sales 70% higher to $86.5 million and increased mine operating cash-flow 111% to $45.0 million over the previous year. Direct operating costs were relatively flat allowing the Company’s operating margins to rise for the third straight year.

Endeavour reported its sixth consecutive year of growing silver and gold production for 2010, increasing silver production by 26% to 3,285,634 oz silver and gold production by 33% to 17,713 oz gold over the previous year. The Company successfully completed the 2010 Guanacevi plant expansion program on budget, increasing the plant capacity to facilitate the increased mine production that resulted from the opening of the Porvenir Dos mine in 2009 and the opening of the Porvenir Cuatro and Santa Cruz mines in 2010. At Guanajuato, the Company benefitted from a full year operation at the Lucero mine which opened in 2009.

In February 2010, the Company completed an early exercise of its option to purchase the El Porvenir Cuatro properties, located approximately 2.5 kilometres northwest of the operating Porvenir silver mine, part of the Company’s Guanacevi’s Mines project in Durango, Mexico. The Company acquired a 100% interest in the Porvenir Cuatro properties by paying a total consideration of US$700,000 to the vendors, consisting of US$100,000 cash and 136,054 shares on signing of the agreement in February 2009 and an additional 71,428 shares and US$160,000 on the early exercise of the option to purchase. On the basis of positive internal resource and economic assessments, management elected to fast-track Porvenir Cuatro to production in 2010.

Endeavour achieved its sixth consecutive year of combined reserve and resource growth in 2010. New high grade silver-gold discoveries were made in both Guanacevi and Bolañitos, thereby confirming the prolific exploration potential of these two historic mining districts. The Company also acquired an option to purchase the San Sebastian property located in Jalisco, Mexico. The San Sebastian property represents a new, district scale, silver-gold exploration opportunity for the Company. The Company can acquire a 100% interest in the San Sebastian property from IMMSA (Grupo Mexico) by making cash payments totaling US$2.75 million and spending US$2.0 million on exploration over a three year period. IMMSA will retain a 2% NSR royalty on any mineral production from the properties.

In 2010, the Company continued to emphasize its primary focus on safety, as demonstrated by over 24,000 hours of personnel training. Safety and mine rescue training programs are held regularly at both operations and the direct results are safer working environments. The Company reduced lost time accidents, despite increased man-hours.

Endeavour Silver Corp.

During 2010, the Company’s net financing activities generated $56.3 million. The Company raised a net $49.3 million by issuing 8,710,000 common shares through a short form prospectus offering and $7.9 million through the exercise of warrants and options during the year. In addition, the Company provided redemption notice to all debenture holders resulting in all outstanding debentures being converted into equity during the year and making the Company debt free once again. The Company paid out $0.9 million in interest on the convertible debentures during the year.

3.2       Significant Acquisitions

On July 13, 2012, the Company completed the acquisition of Mexgold and its three wholly owned subsidiaries (the “Acquisition”) from AuRico which constituted a significant acquisition under National Instrument 51-102 (“NI 51-102”). The Company paid AuRico $200 million by paying $100 million in cash and issuing 11,037,528 common shares of the Company at an issue price of $9.06 per share. AuRico is also entitled to receive up to an additional $50 million in cash upon the occurrence of the following:

i)	$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, after August 6, 2013;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

Pursuant to NI 51-102, the Company was required to file a business acquisition report together with certain financial information relating to Mexgold and the Acquisition (collectively, the “BAR”) within 75 days of the completion of the Acquisition. However, due to the inability of the Company’s auditor to audit certain of the historic financial information relating to Mexgold, the Company applied for and obtained an exemption order from the Canadian securities regulators on February 26, 2013, which set forth the conditions under which the Company may file a modified BAR. The Company anticipates filing the modified BAR during the second quarter of 2013.

Endeavour Silver Corp.

ITEM 4:             DESCRIPTION OF THE BUSINESS

4.1       General Description

The Business of the Company

The Company’s principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver-gold from its underground mines at Guanacevi, Bolañitos and El Cubo in Mexico. The Company also has interests in certain exploration properties in Mexico and Chile.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this AIF, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

Foreign Operations

As the Company’s producing mines and mineral exploration interests are principally located in Mexico, the Company’s business is dependent on foreign operations. As a developing economy, operating in Mexico has certain risks. See “Risk Factors – Foreign Operations”.

Employees

As at December 31, 2012, the Company had approximately 15 employees based in its Vancouver corporate office and approximately 1,932 full and part-time employees in Mexico. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

Environmental Protection

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $1.7 million for the Guanacevi mine operations, $0.9 million for the Bolañitos mine operations and $3.6 million for the El Cubo mine operations.

Community, Environmental and Corporate Safety Policies

Endeavour is focused on the improvement of sustainability programs for all stakeholders and understands that such programs contribute to the long term benefit of the Company and society at large. Sustainability programs implemented by the Company range from improving the Company’s safety policies and practices; supporting health programs for the Company’s employees and the local communities; enhancing environmental stewardship and reclamation; sponsoring educational scholarships and job skills training programs; sponsoring community cultural events and infrastructure improvements; and supporting charitable causes.

4.2       Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Endeavour Silver Corp.

Precious and Base Metal Price Fluctuations
The profitability of the precious metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Endeavour Silver Corp.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company’s Guanacevi Mines Project, Bolañitos Mines Project and El Cubo Mine, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Endeavour Silver Corp.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources
The Guanacevi, Bolañitos and El Cubo mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Integration of New Acquisitions
The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

The positive effect on the Company’s results arising from past and future acquisitions will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner including the existing work force, union arrangements and existing contracts; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Past and future business or property acquisitions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Endeavour Silver Corp.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Endeavour Silver Corp.

Mexican Tax Assessments
As disclosed under “Legal Proceedings” on page 60, three of the Company’s subsidiaries in Mexico have received tax assessments from Mexican fiscal authorities.

While the Company is of the view that the tax assessments have no legal merit and is contesting this, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessment plus interest and penalties. In the event the Company is unsuccessful, this could negatively impact the Company’s financial position and create difficulties for the Company in the future in dealing with Mexican fiscal authorities.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Endeavour Silver Corp.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition or results of operations of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2012. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General Economic Conditions
The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Endeavour Silver Corp.

Specifically:
• the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
• the volatility of gold and silver prices affects our revenues, profits and cash flow;
• volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and
• the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and financial performance.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or financial performance as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and New York Stock Exchange, further reducing market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act
The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Endeavour Silver Corp.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Endeavour Silver Corp.

Financial Instruments
The Company currently has an investment in Notes, formerly asset backed commercial paper. There can be no assurances that the value of the Notes will not experience fluctuations in value.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Conversion to IFRS
The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises effective January 1, 2011. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, transactions are properly recorded and reported and the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

4.3       Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

4.4       Mineral Projects

To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s mineral projects, the Company has opted, as permitted by the Instrument, to reproduce the summaries from the technical reports on the respective material properties.

Guanacevi Mines Project, Durango State, Mexico

The following summary of the Guanacevi Mines Project is extracted from a technical report titled “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” prepared by William J. Lewis, BSc., P.Geo., Charley Z. Murahwi, M.Sc., P.Geo, Pr.Sci.Nat., FAusIMM, and Ing. Alan San Martin, MAusIMM(CP) of Micon International Limited with an effective date of December 15, 2012 and dated March 27, 2013. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in this technical report is incorporated by reference into this AIF.

INTRODUCTION

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to provide an independent resource and reserve estimation for the Guanaceví Mines Project in the State of Durango, Mexico. This report is an update of the previous Micon Technical Report entitled “NI 43-101 Technical Report, Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico” and dated March 30, 2012. The 2012 report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR).

Endeavour Silver Corp.

This report constitutes an independent estimation of the mineral resources and reserves of the Guanaceví Mines Project as of December 15, 2012. The estimate was conducted to ensure that the mineral resources and reserve discussed herein complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

This report also comments on the propriety of the continuing studies and budget for the Guanaceví Mines Project.

The term Guanaceví Mines Property, in this report, refers to the entire area covered by the mineral license, while the term Guanaceví Mines Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101CP, as amended by the Canadian Securities Administrators and which came into force on June 30, 2011.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as a Technical Report with the Canadian Securities Administrators (CSA) pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

LOCATION AND PROPERTY DESCRIPTION

The Guanaceví Mines Project is located within the Municipality of Guanaceví in the State of Durango, Mexico, near its northern border with the state of Chihuahua. The Property is accessed by travelling from the city of Durango, located 260 kilometres (km) southeast. Durango has a modern airport with daily flights to and from Mexico City and portions of the United States. The Guanaceví Mines Project is located on the edge of the Sierra Madre, a series of rugged mountains with higher points reaching 3,300 metres (m) above sea level. The Guanaceví Mines Project is located at approximately 105°58'20"W longitude and 25°54'47"N latitude.

The Guanaceví mining district covers an area measuring approximately 5 km northeast-southwest by 10 km northwest-southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

Endeavour Silver Corp.

OWNERSHIP

Endeavour Silver holds the Guanaceví Mines Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the Project is comprised of 40 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total Property area of 4,076.1977 ha. The annual 2012 concession tax for the Guanaceví Property is approximately 367,200 Mexican pesos (pesos), which is equal to about US $28,400 at an exchange rate of 12.93 pesos to US $1.00 dollar.

On February 9, 2009, Endeavour Silver entered into a mining exploration agreement with Minerales Monte Blanco S.A. de C.V. (Minerales Monte Blanco), represented by Sergio Enrique Silva Franco, on the El Porvenir Cuatro and La Brisa concessions totalling 55.5518 ha. The El Porvenir Cuatro and La Brisa agreement was an option to earn 100% of these Projects over two years for a total consideration of US $700,000.

In February, 2010, Endeavour Silver exercised its option to purchase the El Porvenir Cuatro and La Brisa Projects, by paying a total consideration to the vendors of US $100,000 cash and 136,054 shares on signing the option agreement, and an additional 71,428 common shares and US $160,000 cash on the early exercise of the option to purchase.

In July, 2010, Endeavour Silver acquired 100% interest in the Elizabeth (17.0 ha) and El Calvario (1.3 ha) Projects in Guanaceví. The purchase price of these Projects was US $50,000. The El Calvario Project is situated in the central part of San Pedro, adjacent to the historic, high grade Noche Buena mine and transected by the Noche Buena vein. The Elizabeth Project is situated approximately 1 km east of Endeavour Silver’s Porvenir mine.

In June, 2011, Endeavour Silver acquired an option on the La Brisa and La Brisa 2 Projects (90 ha), located approximately 10 km southeast of Endeavour's active Porvenir silver-gold mine in the Guanaceví district. The option agreement requires Endeavour Silver to make US$220,000 in cash payments over a 3 year period.

In 2011, Endeavour Silver also staked several new concessions (2,746 ha) surrounding the La Brisa and La Brisa 2 properties to cover possible extensions of the La Brisa veins and several other recently discovered veins.

In June, 2011, Endeavour Silver also acquired an option to purchase four small properties within the San Pedro sub-district. The El Cambio Project lie about 6 km northwest of the Porvenir mine and along strike from the historic El Soto and Nueva Australia high grade silver mines. The El Cambio option agreement gives Endeavour Silver the right to purchase the El Cambio, La Onza, San Nicolas and Ampliacion de San Nicolas Projects (37 ha) for $150,000 in cash payments over a 2 year period.

In November, 2012, Endeavour Silver acquired 100% interest in the San Fernando mineral concession which is adjacent to the Milache area near the new zone currently being delineated by the exploration group. The San Fernando concession was acquired for $200,000 as a one-time payment.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and local ejidos (El Hacho and San Pedro) that provide access for exploration and exploitation purposes.

HISTORY

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain), as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

Endeavour Silver Corp.

The Guanaceví mining district and the Guanaceví Mines Project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past.

The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España, although, by the mid-seventeenth century, silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The district has experienced several periods of bonanza-grade production, including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th century, when five processing plants were in operation and more than 15 mines were in production.

J.R. Southworth, in his 1905 volume entitled “The Mines of Mexico”, mentions that Guanaceví is a very rich district and “that many of the largest capitalists of New York have enormous interests in its mines”. Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining district. However, Southworth also mentioned that “considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore.”

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production.

The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

Endeavour Silver Corp.

GEOLOGY AND MINERALIZATION

The Guanaceví mineral deposits occur as an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along the trend and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein is located sub-parallel and subjacent (located in the footwall) to the Santa Cruz vein but is less continuous. The footwall vein is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir.

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Based on historic production, mineralization has averaged 500 grams per tonne (g/t) silver and 1 g/t gold over a 3 m true width. The minerals encountered are argentite-acanthite with limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although some sulphide ore was mined above Level 6. Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. High-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein is associated with the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between the Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite >galena>chalcopyrite) and rare pods (< 50 cm) of sulphides.

EXPLORATION PROGRAM

Since 2004 and to December 31, 2012, Endeavour Silver has completed 497 diamond drill holes totalling 133,916.6 m and 22 reverse circulation drill holes totalling 2,977 m on the entire Guanaceví Mines Project. More than 32,491 samples have also been collected and submitted for assay.

Of this total, approximately 112,812.2 m of diamond drilling in 381 holes have been completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations.

In 2012, Endeavour Silver spent US $2,146,787 (including property holding costs) on exploration activities mainly on the Milache and La Brisa areas. Twenty-eight surface core holes were drilled for 12,636 m and 2,793 samples were submitted for assay.

During 2012, only limited surface geological mapping and sampling was conducted by Endeavour Silver in the Guanaceví District. Field activities mainly focused in the La Brisa and La Gloria areas. A total of 149 rock samples were collected. Exploration fieldwork was completed in the La Brisa area.

In 2013, Endeavour Silver plans a follow-up surface exploration program focused on the Santa Cruz vein in the Milache area, near Endeavour Silver's mining operation at Guanaceví. Endeavour Silver will also conduct a regional exploration program to investigate several new prospective targets within the district. The mine will continue to conduct both surface and underground drilling in order to further define the mineralization in the operational area. The primary long-term goal of this program is to expand reserves and resources and to identify properties/concessions for potential acquisition in the Guanaceví district for future growth.

Endeavour Silver Corp.

Table 1.1 summarizes the planned 2013 exploration budget for the Guanaceví Mines Project.

Table 1.1
Guanaceví Exploration Priority Targets – 2013

Project Area	2012 Program			Budget US $
	Holes	Metres	Samples
Surface Exploration Drilling
Milache	30	12,000	3,000	1,779,200
Guanaceví Regional Exploration	0	0	800	126,200
Subtotal	30	12,000	3,800	1,905,400
Mine Operations Exploration Drilling
Porvenir North	28	5,328	----	852,432
Santa Cruz	17	1,363	----	465,695
Alex Breccia	7	3,174	----	507,823
La Prieta	6	1,363	----	218,033
Subtotal	58	11,228	----	2,043,983

Total (mine +exploration division)	88	23,228		3,949,383

Table provided by Endeavour Silver Corp.

2012 MINERAL RESOURCE ESTIMATE

Mineral Resource Statement

The mineral resources for the Guanaceví Mines Project as of December 15, 2012 are summarized in Table 1.2. The resources are exclusive of the mineral reserves.

Table 1.2
December 15, 2012 Mineral Resource Estimate, Guanaceví Mines Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured (M)	129,000	312	0.49	1,294,000	2,000	1,394,000
Indicated (I)	3,014,000	232	0.49	22,433,700	47,700	24,818,700
Total M and I	3,143,000	235	0.49	23,727,700	49,700	26,212,700

Inferred (Ag+Au)	1,429,000	259	0.52	11,921,200	24,000	13,121,200
Inferred (Ag+Pb+Zn)	644,000	124	0.14	2,577,300	3,000	2,727,300,

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues which could adversely affect the mineral resources estimated above.

Assumptions and Parameters

The mineral resource is based on the following parameters:

  Minimum mining width – 1.5 m.

  Silver equivalent – 50:1, based on prices of US $1,550/oz for gold and US $31/oz for silver.

  Cut-off grade – 100 g/t silver equivalent.

Endeavour Silver Corp.

Methodology

Resources for the mining areas (Santa Cruz, Porvenir North, Porvenir Dos and Porvenir Cuatro) of the Guanaceví Mines Project were estimated by Micon in 2011/2012 using the 3D modelling technique and the inverse distance cubed (ID3) method for interpolating grade. The resources for these mining areas as at December 15, 2012 have been estimated by Micon by deducting the resources converted into reserves during 2012 from the original total resources previously estimated in 2011/2012.

Resources for the exploration areas (San Joaquin, La Blanc-Mi Niña and Epsilon-Soto) have been carried forward from the December 31, 2011, estimates, as there has been no change since that time. Resources for the Milache Project were estimated by Endeavour Silver using the 3D modelling technique and audited by Micon.

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade, according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver’s subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data point, including development, chip samples or drill hole intercepts. For the exploration division’s polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the operations, these are outlined and estimated based on the mine’s interpretation and confidence in the historical sampling results. For the exploration division’s polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

2012 MINERAL RESERVE ESTIMATE

Mineral Reserve Statement

The mineral reserves for the Guanaceví Mines project as of December 15, 2012 are summarized in Table 1.3.

Table 1.3
December 15, 2012 Proven and Probable Mineral Reserve Estimate

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven	423,000	243	0.52	3,308,000	7,000	3,658,000
Probable	797,000	234	0.38	5,999,500	9,600	6,479,500

Total Proven & Probable	1,220,000	237	0.43	9,307,500	16,600	10,137,500

Endeavour Silver Corp.

Mineral Reserve Parameters

The parameters used for the Guanaceví mineral reserves are as follows:

  Cut-off - 158 g/t Ag.
  Minimum width - 2 m.
  Gold price – US $1,550 per oz.
  Silver price – US $31 per oz.
  Gold recovery (overall) - 83.67%.
  Silver recovery (overall) - 76.63%.

Definitions and Classification

Mineral reserves are derived from measured/indicated resources after applying the economic parameters stated above. The Guanaceví reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Guanaceví, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Guanaceví, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

OPERATIONAL DATA

Since January 1, 2007, Endeavour Silver has been in control of the day-to-day mining operations at the Guanaceví Mines Project. Endeavour Silver assumed control of the mining operations from a local mining contractor in order to allow for more flexibility in operations and to continue optimizing the costs.

On December 15, 2012, the Guanaceví Mines Project had a roster of 443 employees. The mine operates on two 10-hour shifts, 7 days a week, whereas the mill operates on a 24/7 schedule.

A conventional cut and fill mining method is employed with the stopes generally 150 m long and 20 m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The cross-sections are 4 m by 4 m for the primary ramps and 3.5 m by 3.5 m for the secondary ramps.

In the upper parts of the mine, stope access is by short (10 m to 40 m) cross-cuts from the ramp to the vein/stope. These cross-cuts are generally 3.5 m by 3.5 m in cross-section and are usually driven down at minus 18% to intersect with the stope. As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of 15%.

In the lower parts of the mine (below the water table), stope access is by 90 m long cross-cuts to the vein/stope. The cross-cuts are generally 3.0 m by 3.5 m in cross-section and are driven at plus 1% to intersect the stope (for water drainage). As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of plus 15%.

For the year ending December 15, 2012, silver production was 2,512,943 oz and gold production was 7,874 oz. Plant throughput for 2012 was 418,277 tonnes at an average grade of 250 g/t silver and 0.77 g/t gold. In 2012, mill recoveries averaged 74.6% for silver and 76.1 % for gold.

Endeavour Silver Corp.

The mill was originally built in 1970 by the Mexican government and designed to custom mill ores from various mines in the district. The mill has undergone a number of upgrades since 1970, and further upgrades since Endeavour Silver took over the day-to-day operations.

In 2012, the mill processed ore from the mines of Porvenir Cuatro, Porvenir 2, Porvenir North and Santa Cruz, as well as purchased (third party) ore. In 2012, the grinding circuit had an average capacity of 1,200 t/d. The metallurgical complex continued to process the Bolañitos (Guanajuato) flotation concentrate in 2012.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products. Endeavour Silver produces doré silver-gold bars which it then ships for further refining.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanaceví Mines Project.

The cash operating cost of silver produced at the Guanaceví Mines Project in fiscal year 2012 was $12.25 per ounce, compared to $9.71 per ounce in 2011. Cash operating cost per ounce of silver is calculated net of gold credits and royalties. On a per tonne of ore processed basis, the cash operating costs in 2012 averaged US $103.85/t, compared to US $100.35/t in 2011.

Micon has not undertaken a cash flow analysis for the Guanaceví Mines Project, since the estimated mineral reserves are sufficient for only a short term operation. The current budget is based upon a plant throughput of 460,350 t for 2013.

For 2013, Endeavour Silver is forecasting to produce 2.5 million ounces of silver and 7,000 ounces of gold from the Guanaceví Mines Project. Plant throughput for 2013 is forecast at 460,350 t at an estimated average grade of 227 g/t silver and 0.58 g/t gold. Recoveries are forecast to average 76.63% and 83.67% for silver and gold, respectively. Plant throughput is based on production from the Porvenir North mine, Porvenir Cuatro mine, Santa Cruz mine and third party ore bought from local miners.

The property has a substantial undeveloped resource potential. Beyond 2013, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new projects in the Guanaceví district.

CONCLUSIONS AND RECOMMENDATIONS

Conclusions

Micon considers the Guanaceví resource and reserve estimates to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves are the basis for Endeavour Silver’s ongoing mining operations at the Guanaceví Mines Project. Micon has reviewed the mine plan and believes that it is sensible and achievable. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví Mines Project. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon believes that the mineral concessions in the Guanaceví mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization and that further resources could be converted into reserves with additional exploration and development.

Endeavour Silver is in the position of being able to apply modern exploration concepts and technology to one of the major historical mining districts in Mexico which previously had experienced only limited exploration. Micon believes that the property continues to hold the potential for the discovery of deposits of similar character and grade as those currently being exploited or which have been mined in the past, either along the trend of the vein or at depth below the presently exploited areas.

Endeavour Silver Corp.

Also, in the case of the Guanaceví Mines Project, although a number of mineralized areas have been exploited in the past, improvements in mining techniques have allowed mining to be expanded within the boundaries of previously mined areas and extended into new areas.

Micon is satisfied that Endeavour Silver’s exploration and development objectives for 2012 have been met, as evidenced by the continuing discovery of areas of mineralization which have been added to the resources and reserves. Micon believes that the program for further exploration on the Guanaceví Mines Property proposed by Endeavour Silver is both warranted and justified, as the potential for the continuing discovery of additional resources is good.

Recommendations

Micon has reviewed Endeavour Silver’s 2013 proposal for further exploration on its Guanaceví Mines Property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)	Micon recommends that future budgets should include modern-day technology sampling tools to improve the quality of the underground samples used for resource evaluation.

2)

Micon recommends that Endeavour Silver continues to develop an effective reconciliation plan for the Guanaceví Mines Project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

3)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory

Bolañitos Mines Project (formerly the Guanajuato Mines Project), Guanajuato State, Mexico

The following summary of the Bolañitos Mines Project is extracted from the technical report titled “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Bolañitos Mine Project (formerly the Guanajuato Mines Project) Guanajuato State Mexico” prepared by William J. Lewis, BSc., P.Geo., Charley Murahwi, M.Sc., P.Geo, Pr.Sci.Nat., FAusIMM, and Alan San Martin MAusImm(CP), Micon International Limited, with an effective date of December 15, 2012 and dated March 28, 2013. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in this technical report is incorporated by reference into this AIF.

Endeavour Silver Corp.

INTRODUCTION

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to provide an independent resource and reserve estimation for the Bolanitos Mine Project (Bolañitos Project), formerly the Guanajuato Mines Project, in the State of Durango, Mexico. This report is an update of the previous Micon Technical Report entitled “Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March 30, 2012. The 2012 report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an independent estimation of the December 15, 2012 mineral resources and reserves for the Bolañitos Project for Endeavour Silver. The estimate was conducted to ensure that the mineral resource and reserve estimates complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

This report also comments on the propriety of the continuing studies and budget for the Bolañitos Project.

The term Bolañitos Property, in this report, refers to the entire area covered by the mineral license, while the term Bolañitos Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101CP, as amended by the CSA and which came into force on June 30, 2011.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

LOCATION AND PROPERTY DESCRIPTION

The Bolañitos Project consists of four operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada. The Lucero mine is about one km to the southeast of Bolañitos, and the Asuncion mine is located 0.5 km west of Bolañitos. All of the mines are readily accessed by paved and gravel roads. Endeavour Silver also owns the Golondrinas mine which has not operated since 2008. The Bolañitos, Lucero, Asuncion and Golondrinas mines are located in close proximity to the town of La Luz, about 12 km to the northeast of Guanajuato.

Endeavour Silver Corp.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato, at elevations ranging from 2,000 to 2,600 m. From Guanajuato city, the properties are accessible via gravel roads, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos and other mines in the La Luz area. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. The road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities. Power supply to the Bolañitos Project is provided by the national grid (Comisión Federal de Electricidad).

OWNERSHIP

Endeavour Silver advises that it holds the Bolañitos Project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

In 2007, Endeavour Silver acquired the Bolañitos Project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two have recently been connected underground.

The Bolañitos Project consists of 21 mineral concessions which are not all contiguous and vary in size for a total of 2,470 hectares (ha). The project includes four operating silver-gold mines (Bolañitos, Lucero, Asuncion and Cebada), several past-producing silver-gold mines, and the 1,600 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and was acquired by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. These have now been resolved and the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolañitos S.A. de C.V. has been completed as well.

The annual 2013 concession tax for the Bolanitos Property is estimated to be approximately 692,200 Mexican pesos (pesos), which is equal to about US $53,400 at an exchange rate of 12.96 pesos to US $1.00.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and local ejidos that provide surface access for exploration and exploitation purposes. The annual cost of maintaining these surface access rights is 749,000 pesos or approximately US $58,000.

HISTORY

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzmán in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Endeavour Silver Corp.

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810, when the War of Independence started.

During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mines in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s, when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico, there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. However, mining of the silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

In 1906, Percy Martin noted in his book on the mines of Guanajuato that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer, with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

GEOLOGY AND MINERALIZATION

Geology

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Randall et al (1994) proposed a caldera structure for the Guanajuato mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Endeavour Silver Corp.

Mineralization

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district, there are three major mineralized fault systems, the La Luz, Sierra and Vein Madre systems. Vein Madre is a north-northwest trending fault system and the largest at 25 km long.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Vein Madre and La Sierra. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Vein Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near the La Valenciana mine. Most of the other productive veins in the district strike parallel to the Vein Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

EXPLORATION PROGRAM

Underground Drilling (Mining Division)

In 2012, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at Bolañitos, Cebada and Asuncion mines. A total of 16,521 metres of drilling were completed in 97 underground diamond drill holes. The total number of samples collected and submitted for assay was 4,936.

Surface Drilling (Exploration Division)

During 2012, Endeavour Silver completed 39,223.10 m of drilling in 106 surface diamond drill holes at the Bolañitos Project. A total of 7,107 samples were collected and submitted for assay.

Other Surface Exploration Activities

Endeavour Silver also conducted geological mapping and sampling programs in La Joya South and on a number of areas and veins in the Guanajuato mining district during 2012. The results of these programs are being evaluated to determine the extent of the further work to be conducted in these areas in 2013.

2013 Program

In 2013, Endeavour Silver plans to continue with a follow-up surface exploration programs in the La Luz sub-district, including the La Joya and the La Luz-Asunción-Soledad, Belén and Golondrinas South areas. Endeavour Silver will also conduct a regional exploration program to investigate several new prospective targets within the district. The primary long-term goal of these programs is to expand reserves and resources and to identify properties for potential acquisition in the Guanajuato district for future growth.

Endeavour Silver Corp.

2012 MINERAL RESOURCE AND RESERVE ESTIMATION

2012 Mineral Resource Estimate

Mineral Resource Statement

The mineral resources for the Bolañitos Project as of December 15, 2012 are summarized in Table 1.1. The resources are exclusive of the mineral reserves.

Table 1.1
December 15, 2012 Measured, Indicated and Inferred Mineral Resource Estimate, Bolañitos Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured (M)	553,000	156	2.60	2,775,800	46,200	5,085,800
Indicated (I)	1,472,418	135	1.97	6,391,900	93,200	11,051,900
Total M and I	2,025,418	141	2.14	9,167,700	139,400	16,137,700

Inferred	1,595,000	144	1.66	7,384,400	85,200	11,644,400
1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues which could adversely affect the mineral resources estimated above.

Assumptions and Parameters

The mineral resources are based on the following parameters:

  Minimum mining width – 1.5 m.

  Silver equivalent – 50:1 for silver to gold, based on average prices of US $1,550/oz for gold and US $31/oz for silver.

  Cut-off grade – 100 g/t silver equivalent.

Methodology

Resources for the Cebada, Bolañitos, Daniela, Karina and Lucero sections of the Bolanitos Project were estimated by Micon in 2012 using the 3D modelling technique and the inverse distance cubed (ID3) method for interpolating grade. The resources for these mining areas, as at December 15, 2012, have been estimated by Micon by deducting the resources converted into reserves during 2012 from the original total resources previously estimated in 2011/2012. Similarly, resources for the Lana vein, which were estimated by Endeavour Silver in 2012 using the polygonal method and subsequently audited by Micon, have been updated by deducting the resources converted into reserves during 2012.

Resources for the exploration areas (Fernanda and Golondrinas) have been carried forward from the December 31, 2011, estimates, as there has been no change since that time. Resources for the Belen, Fw Lana and Plateros veins have been estimated by Endeavour Silver using the polygonal/sectional method, and have been subsequently audited by Micon.

Endeavour Silver Corp.

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade, according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning. For a resource based on chip/channel sample data, Measured resources are projected up to 10 m from sample data or halfway to adjacent data points, which ever is less. For a resource defined by drilling only, Measured resources are based on drill intercepts spaced at between 10 and 25 m depending on the structural complexity and geological continuity.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver’s subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data point, including development, chip samples or drill hole intercepts. For the exploration division’s polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the operations, these are outlined and estimated based on the mine’s interpretation and confidence in the historical sampling results. For the exploration division’s polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

2012 Mineral Reserve Estimate

Mineral Reserve Statement

The mineral reserves for the Bolañitos Project as of December 15, 2012 are summarized in Table 1.2.

Table 1.2
December 15, 2012 Proven and Probable Mineral Reserve Estimate, Bolañitos Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven	938,000	145	1.96	4,363,300	59,100	7,318,300
Probable	707,000	135	2.00	3,075,500	45,500	5,350,500

Total Proven & Probable	1,645,000	141	1.98	7,438,800	104,600	12,668,800

Mineral Reserve Parameters

The parameters used for the Guanajuato mineral reserves are as follows:

  Cut-off grade – 111 g/t Ag.
  Minimum width – 2 m.
  Gold price – US $1,550 per oz.
  Silver price – US $31 per oz.
  Gold recovery (overall) – 86.2%.
  Silver recovery (overall) – 84.9%.

Endeavour Silver Corp.

Definitions and Classification

Mineral reserves are derived from Measured/Indicated resources after applying the economic parameters stated above. The Guanajuato reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Guanajuato, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured/Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Guanajuato this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

DEVELOPMENT AND OPERATIONS

The Bolañitos Project consists of both current and former producing mines as well as a number exploration targets. Bolañitos is an operating Project which has continued to improve its operational parameters and production output under Endeavour Silver’s direction. Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to all regulatory standards imposed on the Project by the various government agencies.

As of December 15, 2012, the Bolañitos Project had a roster totalling 491 employees. The mine’s operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and, according to Endeavour Silver, are currently not unionized. There is an incentive system in place, rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

A conventional bottom-up cut and fill mining method is employed, with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground.

Table 1.3 summarizes the production from the different mining areas for 2012.

Table 1.3
Summary of 2012 Production by Area for the Bolañitos Project

Mine	Description	Average/Total	Mine	Description	Average/Total
Cebada	Silver (g/t)	137	Lucero Ramp	Silver (g/t)	148
	Gold (g/t)	0.82		Gold (g/t)	1.52
	Silver (oz)	193,047		Silver (oz)	1,624,757
	Gold (oz)	1,149		Gold (oz)	16,713
	Tonnes	43,706		Tonnes	342,256
Bolañitos	Silver (g/t)	115	Asuncion	Silver (g/t)	92
	Gold (g/t)	1.22		Gold (g/t)	1.78
	Silver (oz)	138,420		Silver (oz)	46,490
	Gold (oz)	1,462		Gold (oz)	902
	Tonnes	37,342		Tonnes	15,786

Table provided by Endeavour Silver Corp.

Endeavour Silver Corp.

In 2012, the Bolañitos plant produced 1,800,759 oz of silver and 27,528 oz of gold from 434,613 tonnes of ore grading 151 g/t silver and 2.25 g/t gold. Silver and gold recoveries averaged 85.1% and 87.4%, respectively.

The Bolañitos Project produces a concentrate which it ships to Endeavour Silver’s Guanacevi Mines Project in Durango for refining into doré silver-gold bars. The doré produced by the Guanaceví mill typically averages 98% silver. The doré is shipped for final refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver are sold through Auramet in London, England.

Endeavour Silver has advised Micon that it has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its minesites.

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and the President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolanitos Property.

For 2013, Endeavour Silver is forecasting to produce 2.14 million ounces of silver and 29,532 ounces of gold from the Bolañitos Project. Plant throughput for 2013 is forecast at 592,800 t at an estimated average grade of 134 g/t silver and 1.82 g/t gold. Recoveries are forecast to average 84.0% and 85.0% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp, Cabada and Asunción mines.

The property has a substantial undeveloped resource potential. Beyond 2013, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources. Endeavour Silver also actively continues acquiring rights to new properties/concessions in the Guanajuato district.

Micon has not undertaken a cash flow analysis for the Bolañitos Project due to the fact that the current mineral reserves are only sufficient for a short term operation.

The mine life, based on proven and probable reserves as of December 15, 2012, is less than three years at a projected production level of 1,600 t/d or 48,000 t/m for the first eight months of 2013 and 2,000 t/d or 58,000 t/m thereafter.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. Micon believes there is a good likelihood of discovering additional resources at the Bolanitos Property. Historically some Mexican mines and some mines worldwide have continued to operate for decades with less than two years of reserves on the books.

In 2013, Endeavour Silver plans to conduct a follow-up underground exploration program in the Cebada, Bolañitos and Asuncion areas. For the Cebada area, Endeavour Silver will continue exploring the Vein Madre structure and, in the Bolañitos area, the program is focused on increasing the information available regarding the Bolañitos, Daniela, Fernanda, Karina, Lucero, Fernanda, Lana and La Joya veins. At Asuncion, Endeavour Silver will focus on drilling Veta La Luz.

Endeavour Silver Corp.

The 2013 planned underground exploration program consists of 97 drill holes totalling 16,500 m. In general terms, it is intended to conduct an infill drilling program in the areas recognized as potentially economic by the regional exploration, and to explore the continuity of the known orebodies in the vertical direction, as well as along strike.

Endeavour Silver is budgeting to spend about US $2,000,000, mainly on underground diamond drilling, with an estimated total cost of drilling of US $172/m. The program envisions the use of two rigs, with completion of the campaign estimated in early September, 2013.

CONCLUSIONS AND RECOMMENDATIONS

Conclusions

The resource and reserve estimates reported herein conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These estimates form the basis for Endeavour Silver’s ongoing mining operations at the Bolanitos Property. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Bolanitos Project. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon believes that the significant increase in reserves and resources, as compared to the previous year’s positions, represents a material achievement by Endeavour Silver and a reflection of the effectiveness of the exploration concepts/techniques being applied.

Recommendations

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Bolañitos Property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Bolañitos Project. The ability to be able to reconcile the ore mined and milled on a stope-by- stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis for reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory.

Endeavour Silver Corp.

3)

Micon recommends that the computerization programs planned for the Bolanitos Project should be speeded up to achieve better efficiency and enable Endeavour Silver to standardize practices at all of its operations.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Bolañitos Project. At the same time, representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database to an electronic format. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would also help in both future exploration and in infill drilling.

6)

Micon recommends that future budgets for the operations should include modern-day technology sampling tools to improve the quality of the underground channel samples used for evaluation and thereby achieve a more accurate base for reconciliation with the mill output.

El Cubo Mines Project, Guanajuato State, Mexico

The following summary of the El Cubo Mines Project is extracted from the technical report titled “Technical Report and Updated Resource and Reserve Estimate for the El Cubo Mine, Guanajuato, Mexico” prepared by Donald E. Cameron, B.A. Geo., M.Sc., Registered Member of SME, Consulting Geologist, with an effective date of June 1, 2012 and dated August 30, 2012. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in this technical report is incorporated by reference into this AIF.

SUMMARY

Introduction

Endeavour Silver Corp. (Endeavour) engaged consulting geologist Donald E. Cameron, Registered Geologist (S.M.E.) and QP Member (M.M.S.A.), to perform an independent review and re-evaluation of the mineral resources and reserves of the El Cubo mine, Guanajuato, Mexico, required in connection with the acquisition of the property held by AuRico Gold Inc. through Mexgold and its Mexican subsidiary Compania Minera del Cubo, S.A. de C.V (CMC). The purpose of this report is to document the results of that effort in compliance with the requirements of Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects and Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves. This report was prepared by Mr. Cameron according to the guidelines of Form 43-101F1, and Companion Policy 43-101CP, as amended by the Canadian Securities Administrators (CSA) and enacted on June 30, 2011.

Donald E. Cameron is a Qualified Person under the Instrument and conducted three site visits to the property in 2012. The conclusions and recommendations in this report reflect his best independent judgment in light of the information available to him as of the effective date of this report, June 1, 2012. This report may, at the author’s sole discretion, be revised if additional information becomes known to him subsequent to the effective date. Use of this report acknowledges acceptance of the foregoing conditions.

This report is intended to be used by Endeavour subject to the terms and conditions of the associated agreement with Mr. Cameron. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by a third party is at that party’s sole risk.

Endeavour Silver Corp.

Mr. Cameron does not have any material interest in Endeavour or related entities. The relationship between Mr. Cameron and Endeavour is a solely professional association between the client and the independent consultant. This report was prepared in return for fees based on agreed upon commercial rates and the payment of these fees is in no way contingent on the results of this report.

Property Description and Ownership

The El Cubo mine property is located in central Mexico in the Mexican state of Guanajuato. The property is near the village of El Cubo, approximately 10 km east of the City of Guanajuato, and about 273 km northwest of Mexico City. The region is mountainous with a mild climate that, except for seasonal rains, rarely impacts mining activities. Year-round access is available over a network of paved and unpaved roads. Power is available from the regional grid, and water for operations is obtained from the underground mines and from surface damming of intermittent streams.

The El Cubo property consists of 61 mining concessions covering an area of approximately 8,144 ha, including several mine adits, ramps, shafts, and the 400 tpd El Tajo leach plant. The property currently includes the Las Torres mine complex (held by lease until May 2013), which is adjacent to the El Cubo property and contains a 2,000 tpd flotation plant.

Compañia Minera del Cubo S.A de C.V (CMC), a wholly owned subsidiary of AuRico, holds a 100% interest in the 61 mining concessions that make up the El Cubo property. On April 16, 2012, Endeavour and AuRico Gold Inc. announced that they entered into a definitive agreement whereby Endeavour would acquire 100% interest in the El Cubo property. On July 13, 2012, Endeavour announced in a press release that it had completed the acquisition of El Cubo and the Guadalupe y Calvo exploration project in Chihuahua State, Mexico for US$100 million in cash and US$100 million in Endeavour common shares (11,037,528 shares). Over the next three years, AuRico will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events, for total consideration of up to US$250 million. Expiration dates associated with the El Cubo mining concessions range from January 25, 2021, to November 26, 2061.

The concessions are free of liens or encumbrances, except that: (i) one of the concessions (Unificación Villalpando Norte covering 374.46 ha) is subject to a right of way agreement with Minera Las Torres (“Las Torres”), a subsidiary of Industrias Peñoles which is currently under lease by Minera El Cubo; and (ii) 4 of the concessions, R.F. 306, R.F. 307, 1925, and 4334, covering approximately 31 ha, are subject to a lease contract originating in 1941.

CMC leases the Las Torres Mine complex from Industrias Peñoles, S.A.B. de C.V. (Peñoles) that is adjacent to the El Cubo mine. The Las Torres property consists of 47 mining concessions covering 5,999 ha and surrounds the main operating portions of the El Cubo property. The Las Torres concessions have various expiration dates ranging from April 28, 2017 to September 29, 2053. The lease terms include annual lease payments and net smelter return royalties subject to certain minimums. Endeavour represents to the author that the Peñoles lease will expire on May 1, 2013 at which time Endeavour will lose the use and access to the deposits and facilities on that property. Currently, CMC uses the facilities located on the Las Torres lease as part of its critical mine and processing infrastructure.

The El Cubo concessions are subject to annual minimum investments and annual mining taxes. CMC has surface rights agreements that are sufficient to carry out proposed exploration and development activities.

CMC currently holds all necessary environmental permits for exploration and for commercial mining activity on its concessions. It will need to permit a new tailings pond for the El Tajo plant and may require additional permits for other infrastructure needed for operations when the Las Torres lease expires.

Endeavour Silver Corp.

History

Mining on the El Cubo property has occurred since the 17th century. The Sierra structure, which includes the El Cubo mine and the adjacent Peregrina mine (part of the Las Torres complex), accounts for much of the gold produced in the Guanajuato district – on the order of 2,000,000 ounces of gold and 80,000,000 ounces of silver. Gold was originally mined from shallow pits near the San Eusebio vein, one of those on the El Cubo concessions which later produced significant amounts of gold and silver.

Bonanza ores were mined through the 1940’s when much of the area was consolidated into a single company and claim block resembling the one on which CMC operates today.

The Villalpando vein, located in the central portion of the modern day El Cubo claim block, was the main source of production through the 1970’s. The La Poniente vein was discovered in the early 1970’s, and high grade gold and silver ore was mined until 1976, when the developed section was exhausted. Production declined until 1980, when new high grade gold and silver mineralization was discovered and developed along the San Nicolas vein. In 1995, production was expanded from 350 to 800 tonnes per day, and then to 1,400 tonnes per day in 2001. The mills saw a decrease in head grade after each expansion, likely due to the use of low grade material from old stope fill as supply for the increased tonnage throughput.

After changes in ownership among private companies from the 1940’s through the decades, El Cubo was purchased by Mexgold Resources Inc. (Mexgold) in March 2004. The Las Torres mine and mill complex, owned by Peñoles, was leased by Mexgold in October of 2004. The property included the Peregrina mine, which complements the El Cubo mine by facilitating access to the deeper ore at El Cubo. Mexgold became a wholly owned subsidiary of Gammon Lake Resources Inc., now Gammon Gold Inc., on August 8, 2006. Gammon Gold Inc. changed its name to its current name, “AuRico Gold Inc.”(AuRico) on August 26, 2011. In April 2012, Endeavour entered into an agreement with AuRico to acquire a 100% interest in El Cubo. The deal closed on July 13, 2012.

A technical report prepared by Glenn R. Clark & Associates Limited (Clark) and issued by AuRico, entitled Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, dated October 15, 2009, is the only NI 43-101-compliant resource and reserve for the El Cubo property (Tables 1.1 and 1.2) .

Table 1.1 Historic El Cubo Mineral Resources, January 1, 2009 (Clark, 2009)

Resource Category	Tonnes (000’s)	Au g/T	Ag g/T
Measured	160	2.38	94
Indicated (Underground)	215	2.61	95
Indicated (Open Pit)	2,100	2.72	49
Total Measured and Indicated	2,475	2.69	56

Inferred	2,343	4.84	220

Table 1.2 Historic El Cubo Mineral Reserves, January 1, 2009 (Clark, 2009)

Reserve Category	Tonnes (000’s)	Au g/T	Ag g/T
Proven	1,326	3.34	189
Probable	1,696	3.35	157
Total Proven and Probable	3,022	3.34	171

Tables 1.1 and 1.2 exclude resources and reserves reported by Clark that were associated with Las Torres (Peñoles) lease. AuRico reported mineral resources for the El Cubo mine effective December 31, 2011 in filings available on SEDAR and summarized in Table 1.3:

Endeavour Silver Corp.

Table 1.3 AuRico El Cubo Mineral Resources reported as of December 31, 2011.

Resource Category	Tonnes(000’s)	Aug/T	Agg/T
Measured	337	1.10	65
Indicated	3,874	2.07	61
Total Measured and Indicated	4,211	1.99	61

Inferred	7,198	2.37	115

The AuRico totals include 2,132,000 tonnes of 2.69 g/T Au and 49 g/T Ag in Measured and Indicated resources and 663,000 tonnes of 3.80 g/T Au and 181 g/T Ag in Inferred resources within properties leased from Peñoles. AuRico also reported mineral reserves for the El Cubo mine (Table 1.4):

Table 1.4 AuRico El Cubo Mineral Reserves reported as of December 31, 2011.

Resource Category	Tonnes(000’s)	Aug/T	Agg/T
Proven	2,238	1.84	114
Probable	3,152	1.88	102
Total Proven and Probable	5,390	1.86	107

AuRico’s mineral reserves included 663,000 tonnes of 1.38 g/T Au and 120 g/T Ag from the Peñoles lease in its estimates.

The author did not rely upon the Clark estimates in any way in his preparation of the mineral resource and mineral reserves estimates presented herein. The author used information collected and calculated by CMC/ AuRico, but relied solely on his own review and judgment to make his estimates of mineral resource and mineral reserves. The estimates presented in later sections of this report are the only ones to be considered current and reliable.

Clark estimated total production from the El Cubo mine from 1993 through 2008 of 4,912,000 tonnes averaging 4.27 g/T Au and 121 g/T Ag. AuRico reported production from 2009 to 2011 in its annual public filings. Production reported for 2011 was 256,150 tonnes averaging 1.24 g/T Au and 80 g/T Ag, a year affected by a labor strike that interrupted production. The author relies on information from other sources, Clark and CMC/AuRico, for the historical production data and has not verified them based on his own review.

Geology and Mineralization

The El Cubo mine is located on the southeast flank of the Sierra Madre Occidental geological province in the southeastern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The property is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age volcanic, sedimentary, and intrusive rocks, some members of which host the veins exploited by the mine. The Cenozoic rocks may have been emplaced in a caldera setting with hydrothermal alteration occurring at approximately 27 Ma (Buchanan, 1980). The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. The El Cubo mine exploits veins of the Sierra fault system.

The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora-Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections.

The east-west striking veins dip both north and south. The strike is commonly N85E°-N75°W and can be seen cutting off the northwest structures. Examples of the east-west veins are Alto de Villalpando, a splay of the Villalpando vein, and the San Nicolas (north-dipping) and San Eusebio (south-dipping) veins. The latter two veins have relatively high gold content.

Endeavour Silver Corp.

Northeast-striking veins are transverse veins that tend to have a higher gold content than the other veins. These veins normally have a southerly dip. At El Cubo, La Reina, and Marmajas are examples of this series.

The Capulin fault offsets the northwest-striking vein systems at the south end of the El Cubo mine, displacing the Dolores vein downward to the south. Recent drilling intersected mineralization in the south block and it is currently being exploited by underground mining.

Veins are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open cut exists on the Dolores vein in the vicinity of the El Tajo mill. There are 41 veins within the El Cubo mine area that are included in the mineral resource estimate. These mineralized veins are known to occur from an elevation of 2650 m down to an elevation of 1825 m. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, generally with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) alteration and silicification which form haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins, and at important vein intersections. The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold-rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

A vertical mineralogical zonation occurs in the vein system. The upper levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite.

The gold/silver ratio in the more gold-rich veins typically ranges from 1:15 to 1:30. The gold/silver ratio in the silver rich veins typically ranges from 1:60 to 1:150, and sometimes higher. The overall gold/silver ratio for the 41 veins included in the resources and reserves is 1:64. The metal zoning appears to be related, at least in part, to elevation. Ranges for gold/silver ratios at El Cubo vary from 1:10 to 1:20 in upper mine levels, from 1:40 to 1:50 in middle mine levels; and 1:100 to 1:150 at depth. Veins are barren below an elevation of about 1,800 m.

The alteration mineral assemblage in the El Cubo veins includes quartz (also, variety amethyst) and adularia with sericite more prevalent in the deeper reaches of the vein system. Chlorite is present laterally. Clay minerals are more common at higher levels of the vein system.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization.

Status of Exploration

From September of 2009 to January of 2012 AuRico conducted a surface exploration drilling program on the Dolores-Capulin target in the El Tajo area comprising a total of 41,695 m of diamond drilling. A general labor strike interrupted exploration activities in 2010 and 2011. The program tested several vein targets on El Cubo and Las Torres mine concessions, including the San Cosme vein, Puertecito, and La Cruz. On El Cubo concessions at the south end of the El Cubo mine, AuRico tested the Villalpando Gap area with seven drill holes, the crown pillar of the Dolores vein near the Dolores ramp and the plant complex, and an offset of the veins across the Capulin fault, the Dolores SE extension. The majority of drill meters went for tests of the latter. As a result of the drilling, new mineralization was discovered in the Capulin fault and in the Dolores SE, now called the Dolores 2 vein.

Endeavour Silver Corp.

In 2012, the mine has two significant underground drifting programs in progress to explore areas discovered by the diamond drilling and indicated by past development sampling. The most significant is the current development of the Dolores 2 vein on two sublevels, which accounts for a significant portion of the total development ore delivered to the plant. The other significant program in progress is deepening of a ramp on the Villalpando to Level 9 to provide access to resource blocks and portions of the vein which are unexplored. New estimates of resources and reserves are reported here for the Dolores 2 vein and Dolores crown pillar.

A list of 32 proximal exploration targets is included in this report based on a review of information available at the El Cubo mine. Endeavour plans to initiate exploration programs in July of 2012. This will comprise surface and underground diamond drilling programs carried out on district targets and targets proximal to the mine workings.

El Cubo processes drill core in a locked storage facility on the property outside of the security perimeter of the mine. AuRico implemented a limited quality control program in effect for drilling in 2010 and 2011, results for which indicate no material issues with accuracy of the assays submitted to commercial laboratories.

Development and Operations

Mining is organized into 5 separate physical areas, Areas 1–5, which have separate crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and also by level. Hoisting, haulage, and trucking are shared to the extent allowed by the layout of the underground mine workings and the geographic separation of areas.

Conventional drill and blast methods are used to extract the mineralized material, and access to the mining areas is via ramps, adits, and shafts. Mine development headings are drilled by jumbo or by jackleg. The choice of equipment is generally guided by the anticipated vein width, stoping method, and equipment availability. Approximately 80% of the stoping is mechanized cut-and-fill and the balance is longhole open-stoping. Endeavour plans to increase the percentage of longhole stoping.

The mine has its own fleet of scoops, trucks and rail cars to extract and move the ore from the mines. Depending on the location underground, the ore is taken to surface by trucks via the ramp, shafts, or rail haulages. The mine has an inventory of 94 jacklegs which are spread throughout the operations. Three Boart Stopemate 2006-3 drills are used for longhole stoping, and contractors supply additional mining equipment for development. Two contractors are used in the mining operations, COMINVI (Cominvi, S.A. de C.V.) and JASSO. They are involved in the development of certain areas of the mines and in haulage of ore from underground and surface stockpiles to the plant.

Since May of 2011 it is standard procedure throughout the mine to install systematic ground control. Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps.

Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

Endeavour Silver Corp.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels in Area 4 where they are collected, pumped, and distributed to help supply the mine’s needs for water. The lowest historic development level of Area 2, Level 9 of the Villalpando vein, is flooded, and pumping is being carried out in an effort to regain access.

The ventilation system at El Cubo is a combination of natural and mechanical, but mostly the former. The air flow enters through the various access ramps, shafts, raise bore holes and old mine openings, moves down to the lower part of the mine and exhausts through a series of partially open old areas of the mine, raise bore holes, and conventional raises. The ventilation system for the mines must be improved to minimize the risk of an underground fire, promote a better working environment, and to improve production levels. Proposed improvements to the ventilation system include the purchase of ventilation equipment, increasing electrical power capacity, and increasing the number of raise bore holes dedicated to ventilation in strategic locations.

The company has a total of 944 workers including 69 employees, 468 union members, and 407 contractors. Contract work includes underground development, labor, haulage, transport of personnel, civil works, and security.

Mineral Resources

The mineral resource estimates presented in this report follow the guidelines of the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1(F) and conform with generally accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines. Mineral resources have been classified in accordance with the CIM Standards For Mineral Resources and Reserves: Definitions (November 27, 2010).

The author has undertaken a review and estimation of the mineral resource inventory with respect to the available data and Endeavour’s operating plan. Resource estimates discussed and tabulated in this report exclude any resources associated with the property currently leased from Peñoles (Las Torres lease).

Chip sampling data composes the bulk of the resource database. Generally, data necessary to estimate resources is maintained in electronic form in spreadsheets. Older data, some as much as 100 years old, is posted on paper or linen maps. The drill hole database is maintained in office spreadsheet and database applications consisting of separate tables of collar location information, downhole surveys, assays, and geologic codes. The author created a spreadsheet to store the individual line items necessary to tabulate resources and as a basis to conduct his review.

The resources are estimated by polygonal methods using, in general, fixed-distance vertical projections from chip samples lines in the development drifts and stopes, and lateral projections from raises, compositing grades to a minimum vein width of 0.8 m. The average grade of a sample line is the average of the capped assays, weighted by the length of each sample. Geologists review grade trends in the sample line averages along the development drifts, and group adjacent lines with similar grades together to form resource blocks. The average of a length of vein in longitudinal section is the average of all of the samples in the vein along that length weighted by their widths. The area of a block is the length in section multiplied by the vertical (or lateral for raises) projection. The volume is obtained by multiplying the area by the average width of the vein as sampled and diluted to 0.8 m minimum mining width. Tonnage is calculated by multiplying the block volume by a global bulk tonnage factor of 2.5 tonnes/m3. Each resource block is given a name whose prefix is the level followed by a distance from a reference point, usually a coordinate from the local coordinate system used for the long section. The blocks are tabulated in the master spreadsheet and are classified according to distance-to-nearest-data criteria if they are determined to have reasonable potential for economic extraction.

Estimated blocks are capped to maximum grades of 500 g/T Ag and 9.0 g/T Au. Metals prices assumptions are $1575 per ounce for gold and $28 per ounce for silver. Resource blocks above a cutoff of 98 g/T silver equivalent are considered for inclusion in resources.

Endeavour Silver Corp.

For mineral resources estimated based on chip sample data, Measured resources are projected up to 10 m from sample data or halfway to adjacent data points, whichever is less, and Indicated resources based on chip sample data may be projected an additional 20 m. Inferred resources may be projected an additional 50 m, thus the total projection from sample data may be up to a maximum of 80 m vertically. These projections are reduced from those in use through 2011 which allowed projections up to 40 m for Indicated resources (30 m beyond Measured) and 190 m for Inferred resources (150 m beyond Indicated).

The Measured and Indicated mineral resources for the El Cubo mine as of June 1, 2012, are summarized in Table 1.5. The resources are exclusive of the mineral reserves. Inferred mineral resources are summarized in Table 1.6.

Table 1.5 Measured and Indicated Resources for El Cubo Mine, June 1, 2012*

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Measured	256,000	78	1.58	640,000	13,000
Indicated	1,095,000	108	1.81	3,790,000	63,500
Total Measured and Indicated	1,351,000	102	1.76	4,430,000	76,500

Table 1.6 Inferred Resources for El Cubo Mine, June 1, 2012*

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Inferred	2,480,000	143	2.77	11,410,000	220,000
Total Inferred	2,480,000	143	2.77	11,410,000	220,000

*Notes to Tables 1.5 and 1.6:
1.  Mineral resource cut-off grade is 98g/T Ag equivalent
2.  Minimum mining width for mineral reserves and mineral resources is 0.8 meters
3.  Mineral resource price assumptions are $1575 and $28 per troy ounce for gold and silver, respectively
4.  Mineral resource silver equivalent is approximately 50:1 for gold:silver
5.  Mineral resources are not fully diluted and nomining recovery or mill recovery is applied
6.  Mineral resources are exclusive of mineral reserves
7.  Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates

There is no assurance that mineral resources will be converted into mineral reserves. Mineral resources are subject to further dilution, recovery, lower metal price assumptions, and inclusion in a mine plan to demonstrate economics and feasible of extraction. Not all of the mineral resources can be physically examined due to temporary accessibility issues related to the mine sequence. Estimates for some mineral resources rely on historical data which cannot be verified without re-sampling.

Mineral Reserves

The mineral reserve estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43-101, Form 43-101F1(F), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines. Mineral reserve classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

Mining recovery of resources is estimated at 95% and this factor is applied to reserves. Pillar recoveries are generally set to 75%. It is nearly certain that the dilution and metal recovery experienced in the mine is a combination of many factors, and is at best valid on a global basis over relatively long time periods. As part of the current review of resources, block tonnage recovery factors are further adjusted on a block-by-block basis, applying additional factors ranging from 0.1 to 1.0.

The mining breakeven cutoff grade based on historical actual mining cost data supplied by the El Cubo mine is applied to fully diluted resources in order to determine if they warrant inclusion in the mine plan. The production cost data, reserve price assumptions, and mill recoveries determine the reserve breakeven cutoff grade. Cutoff grade is calculated for each of the four operating areas of the El Cubo mine. The average reserve cutoff grade for the four working areas is 135 g/T Ag equivalent. Silver equivalent grade is calculated as (silver grade + gold grade) * 55, taking into account gold and silver prices and expected mill recoveries.

Endeavour Silver Corp.

El Cubo mineral reserves comply with CIM standards and definitions of Proven and Probable mineral reserves. Measured and Indicated resource blocks that meet dilution and cutoff grade requirements, and that are deemed feasible and economic for extraction in a life-of-reserve mine plan are classified as Proven and Probable, respectively, after further adjustment of tonnage for expected mining recovery. Mineral reserves reflect mining depletion to June 1, 2012.

The Proven and Probable mineral reserves for the El Cubo mine as of June 1, 2012, are summarized in Table 1.7, below. The reserves are exclusive of the mineral resources reported in Tables 1.5 and 1.6.

Table 1.7 Estimated Proven and Probable Reserves for El Cubo Mine, June 1, 2012*

Description	Tonnes	Agg/t	Aug/t	Agoz	Auoz
Proven	285,000	138	2.14	1,270,000	19,600
Probable	1,310,000	137	2.20	5,770,000	92,500
TotalProvenandProbable	1,595,000	137	2.19	7,040,000	112,100

*Notes to Table 1.7:

1. Average cut-off grade at El Cubois 135g/T Age quivalent
2.  Minimum mining width for mineral reserves and mineral resources is 0.8 meters
3.  Dilution is 75%-125% of insitu tonnes
4.  Mining recovery of 95% or 75% (Pillars-only)applied to mineral reserves
5.  Silver equivalent is 55:1 for gold:silver
6.  Mineral reserve price assumptions are $1250 and $23.3 per troy ounce for gold and silver, respectively
7.  Mineral reserve stake into account metallurgical recovery assumptions of 89.4% and 87.7% for gold and silver, respectively
8.  Mineral reserves are exclusive of mineral resources
9.  Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

The El Cubo mine is an operating mine with a long history of production, and mine staff have considerable experience with the nature of the El Cubo orebodies. The mine faces continual challenges associated with maintaining access, infrastructure, and production rates due to a large number of relatively small reserve blocks and difficulty in pillar recovery.

Conclusions and Recommendations

The author considers the El Cubo mine mineral resource and mineral reserve estimates reported here to be compliant with the current CIM standards and definitions for resources and reserves, as required 43-101CP Standards of Disclosure for Mineral Projects. The author is not aware of any significant legal, environmental or political consideration which would prevent the extraction and processing of the mineral resources and mineral reserves at the El Cubo mine, but technical issues related to the transfer of all processing and haulage to within the El Cubo mine concessions do constitute risks for maintaining production. The mineral resource and mineral reserve estimates rely on assumptions and factors that are valid at the time of reporting. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The El Cubo mine represents a substantial and productive portion of the veins of the Guanajuato mining district. The district is notable for the strikelength of its veins and the great vertical extent of mineralization, ranking it among the foremost silver districts of the world and a classic example of a low-sulfidation epithermal vein deposit. The mine has been in nearly continuous production in the last several decades and benefited in 2009 – 2012 from a surface exploration program of limited scope. A substantial effort combining direct underground exploration, underground drilling, and surface drilling will be necessary to sustain the mine and upgrade/expand the resource and reserve base beyond the current 3.5 years in the life-of-mine plan. The Villalpando vein and its splays will continue to provide the bulk of production from the mine and many of its exploration targets despite having had centuries of exploitation to the current day. The El Cubo concessions cover at least 5 km of the trace of the vein across the district. The Dolores 2 vein is an important parallel structure along which new resources and reserves are being added with a combination of underground development and diamond drilling. The author recommends that Endeavour execute the recommended exploration programs in order to maintain, and possibly increase its mineral resources and mineral reserves.

Endeavour Silver Corp.

Present El Cubo mine operations are divided into four units that have limited communication and are accessed from widely dispersed locations. The logistics of maintaining four different principal accesses, multiple haulages, plants, shops, and administrative personnel puts a large burden on productivity and administration costs. The operations will undergo a major transition with the expiration of the Las Torres lease, and this change represents a number of risks and opportunities.

Risks include a possible reduction or lapse in production if any of the key components of the processing plant – crushing, grinding, and flotation circuits, refinery and leach plant upgrades, and tailings impoundments are not completed by May, 2013. Other timing risks include needed infrastructure: new power and water supply sources and their distribution, mine hoisting, haulage and ventilation. Endeavour must direct a smooth transition as new owner, and maintain and improve the extraction of reserves. Alternative access and haulage must be developed to extract the reserves currently served by the infrastructure built around the Sta. Lucia shaft on the Las Torres lease. The mine’s net cash flow is very sensitive to reserve grade and metal prices, and to a lesser degree operating costs. A substantial drop in revenues due to negative variances in reserve grade or prices could force changes in the present mine plan, and negatively impact recovery of all of the mineral reserves.

Endeavour has an opportunity to make improvements all across the operation as a result of having to move a portion of its processing, hoisting, and haulage to the El Cubo concessions that is currently located on the Las Torres lease. Stockpiling, crushing, and milling will move to an upgraded plant at El Tajo. Maintenance operations will no longer be required on the Sta. Lucia and Tiro Guanajuato shafts and facilities. An improved Sta. Cecilia ramp access will facilitate ore haulage directly to surface from several workplaces. New mining equipment purchases may reduce dilution and facilitate more rapid waste development to access reserve blocks. Security and loss control should improve by consolidating operations to three, or less independently operated areas from the current four areas. The known veins and other targets on the concession package are underexplored by drilling. If Endeavour maintains its exploration programs, resources and reserves have excellent potential to maintain or grow. Reserve price assumptions are considerably below market prices at this writing. If current prices maintain, the profitability of the operation and incentive to explore will be very positively impacted.

The author makes the additional following recommendations to assist Endeavour in its grade control and resource estimation processes:

  Grade control and personnel training will be critical to achieving improvements in ore grades. Current mapping, sampling, and database management practices do not lend themselves to accurate estimates of mined grades, to flexible reporting, or good security. Specialized 3-D mine modeling and visualization software would improve management of grade control information, resources and reserves. The mine should hire a geologic database administrator to assist the geologists and engineers with its grade control program.

  Reserve dilution factors are fairly arbitrary and the author recommends that the mine develop measurement criteria to assess dilution and ore loss, and methods to implement them on a routine basis. This may involve changes to grade control procedures, surveying, and daily production sequencing. The data generated can be used to produce reliable reconciliations of reserves to mill production which are tools to improve performance in all areas. Since the project is much more sensitive to grade than mining cost, an increase in the cost/tonne from grade control should yield higher revenue if well-executed.

  Assaying protocols and quality control practices should be improved in the laboratory to ensure accuracy and precision.

Endeavour Silver Corp.

  Supervision in the mine must control development drift sizes to standards, adhere to production drilling protocols, and ensure better preparation of longhole stopes to maximize recovery of the reserves.

  Development, stoping, and backfill must be balanced in the short and long-term mine plans to help eliminate bottlenecks and production variances.

San Sebastian Project, Jalisco State, Mexico

The following summary of the San Sebastian Project is extracted from the technical report titled “NI 43-101 Technical Report Audit of the Mineral Resource and Reserve Estimate for the San Sebastian Project, Jalisco State, Mexico” prepared by William J. Lewis, BSc., P.Geo. and Charley Z. Murahwi, M.Sc., P.Geo, Pr.Sci.Nat., FAusIMM, with an effective date of March 6, 2013 and dated December 15, 2013. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in this technical report is incorporated by reference into this AIF.

SUMMARY

Introduction

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to provide an audit of Endeavour Silver’s resource estimation for the San Sebastián precious metal Project in the State of Jalisco, Mexico. This is the second Technical Report by Micon discussing a resource estimate for this Project.

This report constitutes an independent audit of the updated mineral resource estimate for Endeavour Silver’s San Sebastián Project as of December 15, 2012. The estimate was conducted to ensure that the mineral resource estimate complies with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) regulations.

This report also comments on the propriety of the budget for the continuing studies and exploration programs on the San Sebastián Project.

The term San Sebastián Property, in this report, refers to the entire area covered by the mineral licence, while the term San Sebastián Project refers to the area within the mineral licence on which the exploration programs are being conducted.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101CP, as amended by the Canadian Securities Administrators (CSA) and which came into force on June 30, 2011. The June 30, 2011 format and guidelines of Form 43-101F1 and its Companion Policy NI 43-101CP replace the former format, guidelines and companion policy which were dated December 23, 2005.

Micon does not have, nor has it previously had, any material interest in Endeavour Silver or related entities. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

Endeavour Silver Corp.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

Location and property description

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (130 tonnes per day), continues to operate in the district. The San Sebastián Properties being acquired by Endeavour Silver surround the La Quiteria mine and represent a new, district-scale, silver-gold exploration opportunity for the company.

Ownership

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the San Sebastián Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the Project is comprised of 12 mineral concessions. The core group of 10 concessions totalling 3,388 hectares (ha) is owned by IMMSA. These concessions cover the main area of the known mining district. Endeavour Silver can acquire a 100% interest in the San Sebastián Properties from IMMSA by making cash payments totaling US $2.75 million and spending US $2.0 million on exploration over a three year period. IMMSA will retain a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totalling 2,078 ha.

The annual 2013 concession tax for the San Sebastián Properties is estimated to be approximately 685,400 Mexican pesos (pesos), which is equal to about US $52,000 at an exchange rate of 18 pesos to US $1.00 dollar. The annual 2013 concession tax is approximately 642,900 pesos for the IMMSA Properties, and 42,500 pesos for the Endeavour Silver Properties.

History

Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

Endeavour Silver Corp.

According to Southworth in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this has may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Ramirez, in his 1884 volume entitled “Noticia Historica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

Geology and mineralization

The San Sebastián Properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about a 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15 m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

EXPLORATION PROGRAM

2010 Exploration Program

In 2010, Endeavour Silver commenced exploration activities on the San Sebastián Project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,586 (including property holding costs) was spent on exploration activities on the San Sebastián Project.

2011 Exploration Program

In 2011, exploration activities continued on the San Sebastián Project and included geological mapping, rock chip sampling, topographic surveying and diamond drilling.

A total of US $2,249,443 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2011.

2012 Exploration Program

In 2012, exploration activities continued on the San Sebastián Project, primarily involving surface diamond drilling.

A total of US $2,835,965 (including property holding costs) was spent on exploration activities on the San Sebastián Project through November, 2012,

Endeavour Silver Corp.

In 2012, Endeavour Silver continued to conduct a surface diamond drilling program on prospective targets within the San Sebastián property. Exploration drilling focused in two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros and Real veins, and 2) The Central area, exploring the extension of the Quiteria vein, to the west of the La Quiteria mine, and the Terronera vein.

By the end of November, 2012, Endeavour Silver had completed 13,237.10 m of drilling in 32 surface diamond drill holes at the San Sebastián Project. A total of 3,118 diamond drill core samples were collected and submitted for assay.

Given the success of Endeavour Silver’s exploration program at San Sebastián, it plans to continue exploration focused on expanding the new resources identified and testing several new prospective targets within the district. The primary long-term goal of this program is to delineate sufficient resources on the San Sebastián property in order to permit preliminary mine planning, economic analysis and a possible development decision.

Future exploration activities will primarily focus on the Terronera vein, which is up to 13 m wide has been traced for 2 kilometres along strike. Several old shafts and adits mark the locations of small scale historic mining along the vein. Drilling will continue with two drill rigs to delineate the lateral and vertical extent of the recently discovered high grade silver-gold mineralization in the Terronera vein.

2013 Exploration Program

The 2013 exploration program is planned to include 16,000 m of core in approximately 40 surface diamond drill holes to delineate resources on the Terronera vein. Endeavour Silver is budgeting to spend US $3,561,800, mainly on diamond drilling, in an effort to expand the resource base on its property during 2013. The estimated cost of diamond drilling, including roads and drill pads, is US $180/m. Diamond drilling costs are higher than on Endeavour Silver’s other projects due to the generally poor ground conditions of the rock being drilled.

The approximate time-frame for execution of this drilling program is 8 months.

A final cash payment to IMMSA totaling US$2,000,000 to excercise the option will also be required in February, 2013.

Micon has reviewed Endeavour Silver’s proposal for further exploration and studies on its San Sebastián Project and considers that the budget for the proposed program is reasonable. Micon recommends that Endeavour Silver implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

2012 MINERAL RESOURCE ESTIMATE

The mineral resource discussed in this report was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this mineral resources estimate is December 15, 2012.

Animas-Los Negros,El Tajo and Real Veins

The estimate was conducted using a polygonal/sectional method. Grade capping (based on log-probability plots) was at 524 g/t and 2.38 g/t for silver and gold, respectively.

Endeavour Silver Corp.

Terronera Vein

A block model was developed for the Terronera vein which has been tested by more than 20 drill holes. The block size used to match the drilling density on a 50 m grid was 25 m along strike x 25 m down dip x the width of the vein. Grade interpolation was achieved by using the inverse distance cubed (ID3) technique. Grade capping (based on log-probability plots) was at 1,970 g/t and 7.96 g/t for silver and gold, respectively.

Cut-off Grade

The cut-off grade selected by Endeavour Silver for the resource estimate is 100 g/t silver equivalent (AgEq), using a 50:1 ratio based on prices of US $31/oz silver and US $1,550/oz gold, with no base metal credits applied.

A summary of the resources at a cut-off grade of 100 g/t AgEq is given in Table 1.1.

Table 1.1
Summary of the San Sebastian Mineral Resources at a Cut-off Grade of 100 g/t AgEq

 (at December 15, 2012)

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Total	Indicated	1,835,000	193	1.17	11,400,300	69,300	14,865,300

Total	Inferred	3,095,000	196	1.39	19,500,400	138,100	26,405,400
1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

To the best of Micon’s current knowledge, there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

CONCLUSIONS AND RECOMMENDATIONS

Conclusions

The updated mineral resource estimate of the San Sebastián Project is sufficiently encouraging to warrant further investigation to upgrade and expand the resource. Bearing in mind that several veins within the Project area which have shallow artisanal workings have not yet been tested by drilling, Micon believes there is a reasonable chance of expanding the resources.

Micon has conducted an audit of the Endeavour Silver updated resource estimate as at December 15, 2012, and considers the estimate to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. The estimation approach/methodology used is reasonable and commensurate with the data levels.

Despite the potential for additional resources, Endeavour Silver is yet to determine whether its mineral property contains mineral reserves that are economically recoverable.

Endeavour Silver Corp.

Recommendations

Future Work

Based on the encouraging updated resource estimate, Micon makes the following recommendations for further work.

In the short to medium term, all exploration and additional drilling programs should focus on upgrading and expanding the resources.

A 3D geological model of the vein systems intersected in drill holes and exposed in existing underground workings should be compiled to serve as a guide in determining and targeting possible extensions to the mineralized zones already known, in addition to establishing where infill holes should be drilled. This model should be continually updated as and when new information becomes available.

Where possible, limited underground development and core drilling and sampling should be conducted to complement surface exploration activities and the data should be incorporated into the 3D geological model.

While the company’s drilling programs may continue to prioritize areas perceived to have high grade resource potential, lower grade targets should also be continually assessed in order to establish the overall resource potential for the entire property.

Stringent QA/QC measures should be maintained.

Metallurgical investigations should be initiated to establish the optimum recovery method(s) and grade-recovery relationship(s).

Budget

In line with these recommendations, Endeavour Silver has proposed an exploration budget of US $3.562 million for the period January, 2013 to December, 2013. Table 1.2 summarizes the planned 2013 surface exploration budget for the San Sebastián Project.

Table 1.2
Summary of Total 2013 Expenditures for the San Sebastián Project Exploration Programs

Project Area	2013 Exploration Programs			Budget (US $)
	Drill Holes	Metres	Samples
Central Area (Terronera etc.)	40	16,000	4,000	3,457,500
San Sebastián Regional	0	0	200	104,300
Total	40	16,000	4,200	3,561,800

Table provided by Endeavour Silver Corp.

Micon considers that the proposed budget is reasonable and recommends that Endeavour Silver proceed with the proposed work program.

Further Recommendations

In preparation for economic studies on the San Sebastián Project, Micon makes the following additional recommendations.

1)	Basic engineering studies for infrastructural requirements should be initiated in preparation for economic studies.

2)	The possible synergies from co-operation with third parties holding prospective mining interests in and surrounding the San Sebastián Project area should be investigated.

Endeavour Silver Corp.

ITEM 5:             DIVIDENDS

5.1       Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2012. Although there are no restrictions preventing the Company from paying dividends, the Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:             DESCRIPTION OF CAPITAL STRUCTURE

6.1       General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value.

The following table provides a summary concerning the Company’s share capital as of December 31, 2012:

December 31, 2012

Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	99,541,522 common shares without par value

As at March 28, 2013, the Company has 99,688,010 common shares issued and outstanding.

All common shares of the Company rank equally as to dividends, voting rights and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

6.2       Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3       Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

ITEM 7:             MARKET FOR SECURITIES

7.1       Trading Price and Volume

The Company’s common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “EDR” and since March 14, 2011 on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. Prior to March 14, 2011, the Company’s common shares were listed on the NYSE MKT.

Endeavour Silver Corp.

The price ranges for the Company’s common shares in Canadian dollars and volume traded on the TSX for the most recently completed fiscal year ended December 31, 2012, the months of January and February 2013 and the period from March 1, 2013 to March 27, 2013 are set out below:

Date	Open	High	Low	Close	Volume Traded
Mar-13	6.00	6.76	5.15	6.47	3,487,639
Feb-13	7.01	7.11	5.75	6.06	3,103,849
Jan-13	8.11	8.23	6.83	6.84	3,730,331
Dec-12	8.62	8.67	7.51	7.84	3,927,117
Nov-12	9.29	9.29	7.75	8.64	5,022,215
Oct-12	9.95	10.13	8.53	9.07	10,656,753
Sep-12	8.90	10.46	8.74	9.80	4,398,735
Aug-12	7.87	8.97	7.67	8.76	3,934,360
Jul-12	8.58	9.50	7.74	8.02	3,064,489
Jun-12	9.24	10.23	7.87	8.23	5,565,655
May-12	9.20	9.38	7.34	9.05	5,668,203
Apr-12	9.45	9.81	7.97	9.18	3,728,098
Mar-12	10.23	10.52	8.98	9.45	5,155,937
Feb-12	11.50	11.58	10.01	10.29	5,451,141
Jan-12	10.26	11.49	9.93	11.34	5,170,091

The price ranges for the Company’s common shares in US$ and volume traded on the NYSE for the most recently completed fiscal year ended December 31, 2012, the months of January and February 2013 and the period from March 1, 2013 to March 27, 2013 are set out below:

Date	Open	High	Low	Close	Volume Traded
Mar -13	5.82	6.59	5.00	6.37	28,487,267
Feb-13	7.01	7.12	5.67	5.77	23,743,381
Jan-13	8.15	8.35	6.85	6.87	23,674,673
Dec-12	8.66	8.73	7.61	7.89	19,976,399
Nov-12	9.20	9.30	7.72	8.63	25,175,511
Oct-12	10.14	10.28	8.58	9.12	24,043,316
Sep-12	9.02	10.73	8.91	9.98	28,973,792
Aug-12	7.86	9.05	7.70	8.89	22,164,791
Jul-12	8.08	8.69	7.60	7.95	21,638,928
Jun-12	8.91	9.85	7.61	8.12	26,168,824
May-12	9.30	9.46	7.25	8.68	30,486,442
Apr-12	9.48	9.90	8.05	9.27	22,997,538
Mar-12	10.42	10.70	9.01	9.40	28,537,405
Feb-12	11.57	11.61	10.02	10.39	25,105,778
Jan-12	10.11	11.49	9.80	11.32	25,200,410

Endeavour Silver Corp.

ITEM 8:             ESCROWED SECURITIES

8.1             Escrowed Securities

As at December 31, 2012, there were no escrowed securities or securities subject to contractual restriction on transfer.

ITEM 9:             DIRECTORS AND OFFICERS

9.1       Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2) (3)
Bradford J. Cooke British Columbia, Canada	CEO and Director of Endeavour	Director and Chief Executive Officer (since July 25, 2002)	1,285,337 1.29%
Godfrey J. Walton British Columbia, Canada	Director, President and COO of Endeavour and President, G.J. Walton & Associates Ltd.	Director, President and Chief Operating Officer (since July 25, 2002)	164,189 0.16%
Ken Pickering(1) British Columbia, Canada	Vice President, Major Projects BHP Billiton to Oct 2010: Independent Director of Pan Aust (ASX); TheMac Resources (TSXV); and Enaex ( Chile).	Director (since August 20, 2012)	Nil
Mario D. Szotlender (1),(2) Caracas, Venezuela	Independent Consultant and Director of several public mineral exploration and mining companies	Director (since July 25, 2002)	170,100 0.17%
Geoffrey Handley (1),(2) Sydney, Australia	Independent Director of several public mineral exploration and mining companies	Chairman (since May 23, 2012) Director (since June 14, 2006)	10,000 0.01%
Rex McLennan (2) Alberta, Canada	Chief Financial Officer of Viterra Inc. until December 2012	Director (since June 14, 2007)	10,000 0.01%

Endeavour Silver Corp.

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2) (3)
Ricardo Campoy (2) New York, USA	Managing director of Headwaters MB, Director of General Moly, White Tiger Gold Ltd. and Forsys Metals Corp	Director (since July 9, 2010)	4,000 0.004%
Daniel Dickson British Columbia, Canada	CFO of Endeavour	Chief Financial Officer (since April 1, 2008)	Nil
Luis Castro Durango, Mexico	VP of Exploration of Endeavour, prior Manager of Exploration of Endeavour	Vice President, Exploration (since November 12, 2012)	Nil
David Howe Leon, Mexico	VP of Operations of Endeavour since November 2007	Vice President Operations, Mexico (since November 1, 2007)	20,000 0.02%
Terence Chandler British Columbia, Canada	Consulting Geologist Terrenex Consulting, President Redcorp Ventures Limited	Vice President Corporate Development (since January 1, 2013)	Nil
David Tingey British Columbia, Canada	Health, Safety and Environment professional within the mining industry	Vice President Health, Safety and Sustainability (since January 15, 2013)	Nil
Bernard Poznanski British Columbia, Canada	Lawyer, Koffman Kalef Business Lawyers	Corporate Secretary (since March 9, 2009)	Nil

(1)	Member of Compensation Committee and Member of Corporate Governance and Nominating Committee

(2)	Member of Audit Committee

(3)	Refer to www.sedi.ca for continuous disclosure of Directors & Officers holdings.

Directors' Terms of Office

Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Control of Securities

As at March 28, 2013 the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 1,663,626 common shares of the Company, representing approximately 2% of the issued and outstanding common shares of the Company.

Endeavour Silver Corp.

9.2       Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

(b)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Bernard Poznanski, the Corporate Secretary of the Company, was a director and Corporate Secretary of Energem Resources Inc. (“Energem”) when certain management cease trade orders were issued against the insiders of Energem. Mr. Poznanski ceased to be a director and Corporate Secretary of Energem on May 1, 2006. Particulars of the orders are as follows:

(a)

On March 7, 2006, the Executive Director of the British Columbia Securities Commission (the “BCSC”) issued a management cease trade order in connection with the late filing of Energem’s 2005 comparative annual financial statements, 2005 annual MD&A and a 2005 Annual Information Form. The management cease trade order was revoked on May 31, 2006 after the relevant documents were filed; and

(b)

On April 20, 2005, the Executive Director of the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2004 comparative annual financial statements, 2005 first interim period financial statements and MD&A for the 2005 first interim period. The management cease trade order was revoked on June 2, 2005 after the relevant documents were filed.

Ricardo Campoy was a director of Century Mining Corporation (“Century”) when it was subject to cease trade orders or management cease trade orders in issued March 2008, April 2009 and May 2010.

(a)

On March 14, 2008, Century received notice from the British Columbia Securities Commission that the British Columbia Securities Commission had invoked a cease trade order with respect to Century’s shares as a result of inadequacies in a NI 43-101 technical report filed by Century for the Lamaque Project and in Century’s financial reports for the third quarter of 2007. On March 20, 2008 the British Columbia Securities Commission revoked the cease trade order and imposed a management cease trade order, giving Century time to comply with the issues cited in the cease trade order. All of those issues were resolved upon the filing of Century’s revised Lamaque Project NI 43-101 technical report, the filing of a NI 43-101 technical report on the San Juan Project and the filing of Century’s restated third quarter 2007 financial statements and related management’s discussion & analysis. The management cease trade order remained in place until June 24, 2008, when Century filed its audited financial statements and management’s discussion & analysis for the year ended December 31, 2007.

Endeavour Silver Corp.

(b)

On May 4, 2009, Century announced that the British Columbia Securities Commission had granted Century an extension for filing its annual financial statements and management’s discussion and analysis for the year ended December 31, 2008 in response to Century’s request for a management cease trade order filed with the British Columbia Securities Commission on April 28, 2009. On May 22, 2009, Century filed its financial statements and management’s discussion and analysis for the year ended December 31, 2008. However, the management cease trade order remained in effect, with the consent of Century, until June 16, 2009.

(c)

On May 12, 2010, Century announced that the British Columbia Securities Commission had invoked a cease trade order with respect to Century’s shares as a result of Century’s failure to file its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2009. Century subsequently filed its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2009, and the British Columbia Securities Commission revoked the cease trade order on May 17, 2010.

Mario Szotlender, a director of the Company, was a director of Focus Ventures Ltd. (“Focus”) that was the subject of a cease trade order for a period of more than 30 consecutive days from each of the British Columbia Securities Commission and the Alberta Securities Commission. The cease trade orders were issued on April 28, 2004 as a result of Focus’ failure to file its annual financial statements within the prescribed deadline and, upon Focus’ filing of the outstanding documents, such orders were revoked on June 2, 2004 and June 11, 2004, respectively. Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked Focus’ registration under Section 12(g) of the United States Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date. Upon receipt of the SEC’s notice of the proposed revocation, Focus filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

Terence Chandler, an officer of the Company, held the position of President, CEO and Director of Redcorp Ventures Ltd. (“Redcorp”) while Redcorp and its wholly-owned subsidiary Redfern Resources Ltd. (“Redfern”) were involved in proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). On March 4, 2009, Redcorp filed for protection under the CCAA with the intention to re-finance its mining project and restructure its debt. After an unsuccessful attempt to sell the mining property, the assets of Redcorp and Redfern were placed into receivership. By June 3, 2009, Mr. Chandler resigned as director and ceased to be an officer of Redcorp.

No director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(b)

has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

Endeavour Silver Corp.

(d)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

9.3       Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:         PROMOTERS

Since January 1, 2011 no person or company has acted as a promoter of the Company.

ITEM 11:         LEGAL PROCEEDINGS

11.1     Legal Proceedings

Other than discussed below, there are no legal proceedings in the Company’s last fiscal year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a MXN$238 million (US$18.3 million) assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31st 2010. There has been no change in the accrual as at December 31, 2012, except for interest. On January 3rd, 2011, the Company filed a nullity action with the Federal Court of Tax and Administrative Justice. The timing of the outcome of the legal proceedings has not been determined, but may take up to an additional 2 years.

Endeavour Silver Corp.

Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a MXN$63 million (US$4.8 million) assessment on May 7th, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other than as follows: As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425,000, plus an additional interest and penalties of $460,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2011. There has been no change in the accrual as at December 31, 2012, except for interest. On July 2, 2011, the Company filed a nullity action with the Federal Court of Tax and Administrative Justice. The timing of the outcome of the legal proceedings has not been determined, but may take up to an additional 2 years.

Metales Interamericanos S.A. de C.V., a former subsidiary of Mexgold acquired by Endeavour in the Acquisition, received a MXN$68 million ($5.2 million) assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. Based on the advice of legal counsel, it is the Company’s view that the tax assessment has no legal merit. The appeal process was initiated in 2010, while legal advisors expect a resolution in 2013.

11.2     Regulatory Actions

During the year ended December 31, 2012, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority. During the year ended December 31, 2012, there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described in item 11.1, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 12:         INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1     Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2010 that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

Endeavour Silver Corp.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See “Risk Factors – Potential Conflicts of Interest” and “Conflict of Interest”

ITEM 13:         TRANSFER AGENT AND REGISTRAR

13.1     Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 14:         MATERIAL CONTRACTS

14.1     Material Contracts

Other than noted below there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2012 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company.

  Acquisition agreement dated April 13, 2012, as amended June 28, 2012, between Endeavour and AuRico pursuant to which Endeavour acquired Mexgold and its three wholly owned subsidiaries from AuRico. See “Significant Acquisitions”.

  Credit facility agreement made as of July 24, 2012 between Endeavour and The Bank of Nova Scotia (“Scotiabank”) for a $75 million reducing revolving credit facility (“the Facility”). The credit limit available under the Facility will reduce by US$25 million on each of July 24, 2013 and July 24, 2014 and will mature on July 24, 2015. The Facility is for general corporate purposes and is principally secured by a pledge of Endeavour’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR or 1.75% to 3.25% per annum over Scotiabank’s Base Rate in Canada based on Endeavour’s total indebtedness to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. Endeavour also agreed to pay a standby fee of between 0.6875% and 1.05% per annum on undrawn amounts under the Facility and an issuance fee for letters of credit issued on behalf of Endeavour of between 2.75% and 4.25% per annum calculated on the face amount of each letter of credit, based on Endeavour’s total indebtedness to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation, none of which are in breach. As at December 31, 2012, Endeavour has drawn US$9.0 million under the Facility.

ITEM 15:         INTERESTS OF EXPERTS

15.1     Names of Experts

KPMG LLP is the external auditor of the Company and reported on the fiscal 2012 audited financial statements of the Company filed on SEDAR.

The Qualified Persons who completed the reserves and resources estimate for the Guanacevi Project are William J. Lewis, BSc., P.Geo., Charley Z. Murahwi, M.Sc., P.Geo., Pr.Sci.Nat.,FAusIMM and Ing. Alan San Martin, MAusIMM(CP), of Micon International (“Micon”). They are the authors of the report“NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” dated March 27, 2013 (effective date of December 15, 2012) filed on SEDAR.

Endeavour Silver Corp.

The Qualified Persons who completed the audit of the reserves and resources for the Bolañitos Mines Project are William J. Lewis, BSc., P.Geo., Charley Z. Murahwi P.Geo, FAusIMM, and Alan San Martin Alan San Martin, MAusIMM(CP) of Micon. They are the authors of the report “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Bolañitos Mine Project, Guanajuato State, Mexico” dated March 28, 2013 (effective date of December 15, 2012) filed on SEDAR.

The Qualified Person who completed the estimate of the reserves and resources for the El Cubo Mine is Don Cameron, P.Geo. Mr. Cameron is the author of the report “Technical Report and Updated Resource and Reserve Estimate for the El Cubo Mine , Guanajuato State, Mexico” dated effective June 1, 2012 filed on SEDAR.

The Qualified Persons who completed the audit of the mineral resource estimate for the San Sebastian Project are William J. Lewis, BSc., P.Geo. and Charley Z. Murahwi M.Sc., P.Geo, Pr.Sci.Nat., FAusIMM, of Micon. They are the authors of the report “NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project, Jalisco State, Mexico” dated March 6, 2013(effective date of December 15, 2012) filed on SEDAR.

15.2     Interests of Experts

KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the best of the Company’s knowledge, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest.

ITEM 16:         ADDITIONAL INFORMATION

16.1     Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders held on May 23, 2012. Additional financial information is also provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2012.

16.2     Audit Committee

1.         The Audit Committee’s Charter

            National Instrument 52-110 Audit Committees (“NI 52-110) requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

2.         Composition of the Audit Committee

            The Company’s audit committee is comprised of four directors, as set forth below:

Geoff Handley	Ricardo Campoy	Mario D. Szotlender	Rex McLennan

Endeavour Silver Corp.

            As defined in NI 52-110, Geoff Handley, Mario Szotlender, Ricardo Campoy and Rex McLennan are “independent”. The Company therefore meets the requirement of NI 52-110 that all audit committee members be independent.

            All of the members of the audit committee are financially literate.

3.         Relevant Education and Experience

            Geoff Handley – Mr. Handley is a geologist with a Science Degree and over 30 years experience in the exploration and mining industry which included analyzing the financial statements of mining companies as an investment analyst and, later, as the manager/executive responsible for corporate mergers and acquisition activities at Placer Dome Inc.

            Ricardo Campoy – Mr. Campoy has a Bachelor of Science in Mine Engineering from the Colorado School of Mines and a Master of International Management (Finance) from the American Graduate School of International Management. Mr. Campoy has over 30 years experience as a mine engineer, investment banker and financial advisor for the resource industry, financial institutions and investment funds.

            Mario Szotlender - Mr. Szotlender is a financier and businessman with a Bachelors degree in International Relations from Universidad Central de Venezuela, Caracas, Venezuela and 20 years experience financing and managing resource projects in Central and South America.

            Rex McLennan - Mr. McLennan holds a Master of Business Administration degree from McGill University and a Bachelor of Science degree from the University of British Columbia. Mr. McLennan was most recently Chief Financial Officers of Viterra Inc., a major global agricultural commodity company, since February 2008, until Viterra was acquired by Glencore Plc in December 2012. He has held increasingly responsible positions in the mining and oil and gas sectors. From 1997 to 2005, he was the Executive Vice President and Chief Financial Officer for Placer Dome Inc., and prior to this held the position of Vice President and Treasurer with the same company. For more than ten years, he held positions of increasing responsibility in business planning, finance and treasury and was a Senior Advisor in the Treasurer’s Department for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

4.         Reliance on Certain Exemptions

            At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions under NI 52-110:

(a)	the exemption in section 2.4. De Minimis Non-audit Services;,
(b)	the exemption in section 3.2 Initial Public Offerings;
(c)	the exemption in section 3.3(2) Controlled Companies;
(d)	the exemption in section 3.4 Events Outside Control of Member;
(e)	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member;
(f)	the exemption in section 3.6 Temporary Exemption for Limited and Exceptional Circumstances;
(g)	the exemption in section 3.8 Acquisition of Financial Literacy;
(h)	an exemption from NI 52-110, in whole or part, granted under Part 8, Exemptions

5.         Audit Committee Oversight

            At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

Endeavour Silver Corp.

6.         Pre-Approval Policies and Procedures

            The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

7.         External Auditor Service Fees (By Category)

            Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Tax Fees(2)	All Other Fees
December 31, 2012	$587,504	$279,620	Nil
December 31, 2011	$440,000	Nil	Nil

*All amounts are Canadian dollars

(1)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements.

(2)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance and tax advice.

Endeavour Silver Corp.

SCHEDULE “A”

ENDEAVOUR SILVER CORP. (the "Company")

Audit Committee Charter
(effective August 1, 2012)

This Audit Committee Charter has been approved by the Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Company”) as of the date set out above.

1.	Purpose Of Audit Committee

1.1	The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board in carrying out its oversight responsibilities relating to:

(a) The audit process;

(b) The financial accounting and reporting process to shareholders and regulatory bodies; and

(c) The system of internal financial controls.

1.2

All reasonably necessary costs to allow the Committee to carry out its duties shall be paid for by the Company. Also, in carrying out the foregoing duties, the Committee shall have the right and the ability to retain any outside legal, accounting or other expert advice or assistance to assist the Committee members in the proper completion of their duties, for and on behalf of the Company and at the Company’s cost, without any requirement for further Board or management approval of such expenditure.

2.	Composition

The Committee shall consist of a minimum of three Directors, all of whom are “independent” within the meaning of National Instrument 52-110 - Audit Committees in Canada, and as required by all applicable United States securities laws and regulations and the policies of the New York Stock Exchange. The Committee shall be appointed annually by the Board immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that each member must be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. One member of the Committee must have accounting and financial expertise, meaning that the member possesses financial or accounting credentials or has experience in finance or accounting.

3.	Duties

3.1

The Committee’s duty is to monitor and oversee the operations of management and the external auditor. Management is responsible for establishing and following the Company’s internal controls and financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

Endeavour Silver Corp.

3.2	The specific duties of the Committee are as follows:

	(a)	Management Oversight:

(i)

Review and evaluate the adequacy of the Company’s processes for identifying, analyzing and managing financial risks, including foreign exchange and liquidity that may prevent the Company from achieving its objectives;

		(ii)	Review and evaluate the adequacy of the Company’s processes over internal controls,;

		(iii)	Review and evaluate the adequacy of the Company’s processes over the status and adequacy of internal information systems and security;

		(iv)	Meet with the external auditor at least once a year in the absence of management;

		(v)	Request the external auditor’s assessment of the Company’s financial and accounting personnel;

		(vi)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

	(b)	External Auditor Oversight

		(i)	Recommend to the Board the selection and, where applicable, the replacement of the external auditor to be appointed or nominated annually for shareholder approval;

		(ii)	Recommend to the Board the compensation to be paid to the external auditor;

		(iii)	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

		(iv)	Review the scope and approach of the annual audit;

		(v)	Inform the external auditor of the Committee’s expectations;

		(vi)	Review the independence of the external auditor on an annual basis;

		(vii)	Review with the external auditor both the acceptability and the quality of the Company’s financial reporting standards;

		(viii)	Resolve any disagreements between management and the external auditor regarding financial reporting;

(ix)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

Endeavour Silver Corp.

A.

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

B.	the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

C.

the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee; and

(x)	Confirm with the external auditor that the external auditor is ultimately accountable to the Board and the Committee, as representatives of the shareholders.

(c)	Financial Reporting Oversight

(i)

Review with management and the external auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor, for the purpose of recommending their approval to the Board prior to their filing, issue or publication;

(ii)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than the public disclosure referred to in (i) above), as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures; and

	(iii)	Discuss with the external auditor the quality and the acceptability of the International Financial Reporting Standards applied by management.

(d)	“Whistleblower” Procedures

	(i)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(ii)	Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Endeavour Silver Corp.